Exhibit 99.2

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND FOR THE THREE MONTHS ENDED

MARCH 31, 2015 AND 2014

ATTACHMENT: INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholder and the Board of Directors of

Woori Bank

Report on the Separate Financial Statements

We have reviewed the accompanying separate interim financial statements of Woori Bank (the “Bank”). The financial statements consist of the separate statements of financial position as of March 31, 2015 and the related separate interim statements of comprehensive income, changes in shareholders’ equity and cash flows, all expressed in Korean Won, for the three months ended March 31, 2015 and 2014, respectively, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate interim Financial Statements

The Bank’s management is responsible for the preparation and fair presentation of the accompanying separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Independent Accountants’ Responsibility

Our responsibility is to express a conclusion on the accompanying separate interim financial statements based on our review.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements of the Bank are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards 1034, Interim Financial Reporting.

Others

We audited the separate statement of financial position as of December 31, 2014, and the related separate statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2014 (not presented in the accompanying separate interim financial statements), all expressed in Korean Won, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 6, 2015. The separate statement of financial position as of December 31, 2014 presented as a comparative purpose in the accompanying interim financial statements does not differ, in all material respects, from the audited separate statement of financial position as of December 31, 2014.

Accounting principles and review standards and their application in practice vary among countries. The accompanying separate financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

May 15, 2015

Notice to Readers

This report is effective as of May 15, 2015, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between the review report date and the time the report is read. Such events or circumstances could significantly affect the separate financial statements and may result in modifications to the independent accountants’ review report.

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND FOR THE THREE MONTHS ENDED

MARCH 31, 2015 AND 2014

The accompanying separate financial statements including all footnote disclosures were prepared by and are the responsibility of the management of the Bank.

Kwang Goo Lee

Chairman and Chief Executive Officer

Main Office Address:	(Road Name Address)	51, Sogong-ro, Jung-gu, Seoul
	(Phone Number)	02-2002-3000

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

	March 31, 2015	December 31, 2014
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	5,699,186	4,668,916
Financial assets at fair value through profit or loss (Notes 4, 7, 11, 12, 18 and 26)	3,250,018	3,097,309
Available-for-sale financial assets (Notes 4, 8, 11, 12 and 18)	15,177,696	17,791,224
Held-to-maturity financial assets (Notes 4, 9, 11, 12 and 18)	12,403,021	12,989,894
Loans and receivables (Notes 4, 10, 11, 12, 44 and 45)	221,373,206	210,640,380
Investments in subsidiaries and associates (Note 13)	3,691,494	3,619,036
Investment properties (Note 14)	376,996	350,785
Premises and equipment (Notes 15, 17 and 18)	2,315,872	2,348,450
Intangible assets (Note 16)	206,837	43,186
Assets held for sale (Note 17)	6,763	6,837
Current tax assets (Note 42)	367	1,058
Deferred tax assets (Note 42)	157,367	193,453
Derivative assets (Notes 4, 11, 12 and 26)	266,737	196,061
Other assets (Notes 19 and 45)	215,007	124,712

Total assets	265,140,567	256,071,301

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4, 11, 12, 20 and 26)	3,038,470	2,670,358
Deposits due to customers (Notes 4, 11, 21 and 45)	183,327,272	181,288,444
Borrowings (Notes 4, 11, 12 and 22)	17,809,664	16,139,529
Debentures (Notes 4, 11 and 22)	19,790,214	20,998,041
Provisions (Notes 23 and 44)	721,802	667,286
Net defined benefit liability (Note 24)	66,404	43,381
Current tax liabilities (Note 42)	260,658	261,228
Derivative liabilities (Notes 4, 11, 12 and 26)	1,064	—
Other financial liabilities (Notes 4, 11, 12 and 25)	22,175,319	15,857,059
Other liabilities (Notes 25 and 45)	212,337	289,570

Total liabilities	247,403,204	238,214,896

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 (CONTINUED)

	March 31, 2015	December 31, 2014
	(Korean Won in millions)
EQUITY
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	2,538,823	2,538,823
Capital surplus (Note 28)	269,533	269,533
Other equity (Note 30)	121,969	(695,522)
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of March 31, 2015 and December 31, 2014 is 1,382,443 million Won and 1,193,393 million Won, respectively
Unreserved regulatory reserve for credit loss as of March 31, 2015 and December 31, 2014 is nil
Regulatory reserve for credit loss to be reversed as of March 31, 2015 and December 31, 2014 is 211,834 million Won and 189,050 million Won, respectively
Planned reversal of regulatory reserve for credit loss as of March 31, 2015 and December 31, 2014 is 211,834 million Won and189,050 million Won, respectively)	11,425,646	12,362,179

Total equity	17,737,363	17,856,405

Total liabilities and equity	265,140,567	256,071,301

See notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

	For the three months ended March 31
	2015	2014
	(Korean Won in millions, except for per share data)
Interest income	1,947,862	2,096,090
Interest expense	(969,085)	(1,086,672)

Net interest income (Notes 34 and 45)	978,777	1,009,418
Fees and commissions income	238,545	233,420
Fees and commissions expense	(23,777)	(33,148)

Net fees and commissions income (Notes 35 and 45)	214,768	200,272
Dividend income (Note 36)	45,209	48,637
Net gain (loss) on financial instruments at fair value through profit or loss (Note 37)	26,180	(941)
Net loss on available-for-sale financial assets (Note 38)	(31,506)	(50,471)
Impairment losses due to credit loss (Note 39)	(267,608)	(35,407)
General and administrative expenses (Note 40)	(657,477)	(596,255)
Other net operating expenses (Note 40)	(117,716)	(153,963)

Operating income	190,627	421,290
Share of losses of subsidiaries and associates (Note 13)	(21,020)	(69,307)
Other net non-operating income (loss)	145,141	(1,036)

Non-operating income (loss) (Note 41)	124,121	(70,343)
Net income before income tax expense	314,748	350,947

Income tax expense (Note 42)	(68,197)	(51,767)

Net income
(Net income after the provision of regulatory reserve for credit loss for the three months ended March 31, 2015 and 2014 is 34,717 million Won and 312,531 million Won, respectively) (Note 32)	246,551	299,180

Remeasurement of the net defined benefit liability	(58,989)	(28,448)

Items that will not be reclassified to profit or loss	(58,989)	(28,448)
Gain on valuation of available-for-sale financial assets	71,131	5,169
Gain (loss) on foreign currency translation of foreign operations	(1,291)	5,524

Items that may be reclassified to profit or loss	69,840	10,693
Other comprehensive income (loss), net of tax	10,851	(17,755)
Total comprehensive income	257,402	281,425

Net income per share (In Korean Won) (Note 43)
Basic earnings per common share	307	437
Diluted earnings per common share	307	437

See notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean Won in millions)
January 1, 2014	2,983,452	2,380,797	732,538	143,825	12,013,433	18,254,045
Net income	—	—	—	—	299,180	299,180
Dividends	—	—	—	—	(164,000)	(164,000)
Gain on valuation of available-for-sale financial assets	—	—	—	5,169	—	5,169
Foreign currency translation of foreign operations	—	—	—	5,524	—	5,524
Remeasurement of the net defined benefit liability	—	—	—	(28,448)	—	(28,448)
Dividends to hybrid securities	—	—	—	—	(38,166)	(38,166)
Redemption of hybrid securities	—	(499,999)	—	—	(1)	(500,000)

March 31, 2014	2,983,452	1,880,798	732,538	126,070	12,110,446	17,833,304

January 1, 2015	3,381,392	2,538,823	269,533	(695,522)	12,362,179	17,856,405
Net income	—	—	—	—	246,551	246,551
Dividends	—	—	—	—	(336,635)	(336,635)
Gain on valuation of available-for-sale financial assets	—	—	—	71,131	—	71,131
Foreign currency translation of foreign operations	—	—	—	(1,291)	—	(1,291)
Remeasurement of the net defined benefit liability	—	—	—	(58,989)	—	(58,989)
Dividends to hybrid securities	—	—	—	—	(39,809)	(39,809)
Appreciation of merger losses	—	—	—	806,640	(806,640)	—

March 31, 2015	3,381,392	2,538,823	269,533	121,969	11,425,646	17,737,363

See notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

	For the three months ended March 31
	2015	2014
	(Korean Won in millions)
Cash flows from operating activities:
Net income	246,551	299,180
Adjustment to net income:
Income tax expense	68,197	51,767
Interest income	(1,947,862)	(2,096,090)
Interest expense	969,085	1,086,672
Dividend income	(62,782)	(57,380)

	(973,362)	(1,015,031)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	267,608	35,407
Loss on available-for-sale financial assets	31,506	50,471
Impairment loss on investments in subsidiaries and associates	21,020	69,307
Loss on transaction of derivatives / valuation of derivative instruments (hedging)	4,535	10,389
Loss on fair value hedged items	52,125	16,080
Provision provided for guarantee and loan commitment	47,898	1,313
Retirement benefits	30,298	26,372
Depreciation and amortization	41,243	32,913
Loss on disposal of premises and equipment and other assets	571	4
Impairment loss on premises and equipment and other assets	65	—

	496,869	242,256

Deductions of revenues not involving cash inflows:
Gain on transaction of derivatives / valuation of derivative instruments (hedging)	51,733	14,290
Gain on fair value hedged items	5,051	8,444
Reversal of provisions	98	161
Gain on disposal of premises and equipment and other assets	99	108
Reversal of impairment loss on premises and equipment and other assets	302	—

	57,283	23,003

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014 (CONTINUED)

	For the three months ended March 31
	2015	2014
	(Korean Won in millions)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	215,404	(93,673)
Loans and receivables	(11,223,497)	3,669,008
Other assets	(90,157)	(77,065)
Deposits due to customers	2,033,407	1,787,926
Provision for guarantee and loan commitment	(123,587)	(25,734)
Other financial liabilities	5,895,979	(630,119)
Other liabilities	(72,203)	28,047

	(3,364,654)	4,658,390

Cash received from (paid for) operating activities:
Interest income received	1,977,332	2,092,885
Interest expense paid	(1,085,734)	(1,194,920)
Dividend received	50,225	23,265
Income tax paid	(35,454)	(31,413)

Net cash provided by (used in) operating activities	(2,745,510)	5,051,609

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	5,524,885	4,833,377
Redemption of held-to-maturity financial assets	1,850,000	1,050,857
Disposal of investments in subsidiaries and associates	16,184	173
Disposal of premises and equipment	23,165	206
Disposal of assets held for sale	2,536	108

	7,416,770	5,884,721

Cash out-flows from investing activities:
Acquisition of available-for-sale financial assets	2,704,053	5,273,254
Acquisition of held-to-maturity financial assets	1,280,055	2,076,102
Acquisition of investments in subsidiaries and associates	9,000	64,263
Acquisition of premises and equipment	39,564	11,123
Acquisition of intangible assets	10,805	10,715

	4,043,477	7,435,457

Net cash provided by (used in) investing activities	3,373,293	(1,550,736)

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014 (CONTINUED)

	For the three months ended March 31
	2015	2014
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	5,121,071	2,257,318
Issuance of debentures	1,806,661	2,390,000

	6,927,732	4,647,318

Cash out-flows from financing activities:
Repayment of borrowings	3,449,152	5,139,066
Repayment of debentures	3,052,614	1,810,999
Redemption of hybrid securities	—	500,000
Dividends paid	—	164,000
Dividends paid on hybrid securities	22,721	21,594

	6,524,487	7,635,659

Net cash provided by (used in) financing activities	403,245	(2,988,341)

Net increase in cash and cash equivalents	1,031,028	512,532
Cash and cash equivalents, beginning of the period	4,668,916	4,694,201
Effects of exchange rate changes on cash and cash equivalents	(758)	45,310

Cash and cash equivalents, end of the period	5,699,186	5,252,043

See notes to separate financial statements

WOORI BANK

NOTES TO SEPARATE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

AND FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

1.	GENERAL

(1)	Description of Business

Woori Bank (hereinafter referred to the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement (the “Merger Agreement”) dated July 28, 2014, by and between Woori Finance Holdings and Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of March 31, 2015, the common stock of the Bank amounts, to 3,381,392 million Won. As Woori Finance Holdings was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on Korea Exchange and New York Stock Exchange.

As of March 31, 2015, Korea Deposit Insurance Corporation (“KDIC”), as the largest shareholder, held a 345 million shares (51.04% ownership) of the Bank’s shares issued.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute Co., Ltd. within its consolidation scope.

The head office of the Bank is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 990 branches and offices in Korea, and 21 branches and offices overseas as of March 31, 2015.

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Bank’s separate financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting and K-IFRS 1027, Separate Financial Statements. It is necessary to use the annual financial statements for the year ended December 31, 2014 for understanding of the accompanying separate financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying interim separate financial statements have been applied consistently with the annual separate financial statements as of and for the year ended December 31, 2014.

1)	The Bank has newly adopted the following amendment to K-IFRS that affected the Bank’s accounting policies.

Amendments to K-IFRS 1019 – Employee Benefits

If the amount of the contributions is independent from the numbers of years of service, the Bank is permitted to recognize such contributions as a reduction in the service cost in the period in which the related service is rendered. The adoption of the amendments has no significant impact on the separate financial statements.

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Bank’s separate financial statements.

2)	The Bank has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1016 – Property, plant and Equipment

The amendments to K-IFRS 1016 prohibit the Bank from using a revenue-based depreciation method for items of property, plant and equipment. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1038 – Intangible Assets

The amendments to K-IFRS 1038 rebuts presumption that revenue is not an appropriate basis for the amortization of an intangible assets, which the presumption can only be rebutted when the intangible asset expressed as a measure of revenue or when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1111 – Accounting for Acquisitions of Interests in Joint Operations

The amendments to K-IFRS 1111 provides guidance on how to account for the acquisition of joint operation that constitutes a business as defined in K-IFRS 1103 Business Combinations. A joint operator is also required to disclose the relevant information required by K-IFRS 1103 and other standards for business combinations. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1027 – Separate Financial Statements

The amendments discuss accounting for investment in subsidiaries, related parties, and joint ventures at cost basis and allow the selection of the application of K-IFRS 1039 Financial Instruments: Recognition and Measurement or the application of equity method accounting under K-IFRS 1028 Investment in Associates and Joint Ventures. The amendments are effective for the annual periods beginning on or after January 1, 2016.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Bank’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Bank’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the separate financial statements for the year ended December 31, 2014.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks; hence, the Bank is required to analyze and assess the level of complex risks, determine the level of risks to be accepted, or to manage the risks.

The Bank’s risk management procedure is set for improvement in the quality of assets held and investments by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risks and their impacts.

The Bank takes approaches to minimize risks and maximize profits by managing risks acceptable to the Bank and eliminating excessive risks of financial instruments. For these approaches, the following procedures are performed: risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk is managed by the risk management department based on the Bank’s risk management policy. The Risk Management Committee of the Bank makes the decision on the risk management strategy such as the avoidance of concentration of risk and establishment of acceptable level of risks.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1) Credit risk management

The Bank considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Bank uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Bank utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Bank establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Bank mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Bank has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Bank regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2) Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		March 31, 2015	December 31, 2014
Loans and receivables	Korean treasury and government agencies	16,714,091	14,990,056
	Banks	19,821,301	16,873,143
	Corporates	84,566,054	81,736,696
	Consumers	100,271,760	97,040,485

	Sub-total	221,373,206	210,640,380

Financial assets at FVTPL	Gold banking assets	15,591	13,816
	Short-term debt securities	887,370	884,039
	Derivative assets	2,228,495	2,106,043

	Sub-total	3,131,456	3,003,898

AFS financial assets	AFS debt securities	10,289,258	10,156,302
HTM financial assets	HTM debt securities	12,403,021	12,989,894
Derivative assets (hedging)	Derivative assets	266,737	196,061

Off-balance sheet items	Guarantees	17,148,623	17,985,267
	Loan commitments	65,764,845	65,854,389

	Sub-total	82,913,468	83,839,656

	total	330,377,146	320,826,191

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	March 31, 2015
	Korea	USA	UK	Japan	Others (*1)	Total
Loans and receivables	215,692,185	862,324	537,429	232,482	4,048,786	221,373,206
Financial assets at FVTPL (*2)	887,370	—	15,591	—	—	902,961
AFS debt securities	10,244,970	—	—	—	44,288	10,289,258
HTM securities	12,401,416	—	—	—	1,605	12,403,021
Off-balance sheet items	81,852,574	95,180	43,243	26,111	896,360	82,913,468

Total	321,078,515	957,504	596,263	258,593	4,991,039	327,881,914

	December 31, 2014
	Korea	USA	UK	Japan	Others (*1)	Total
Loans and receivables	205,258,124	944,733	529,898	231,580	3,676,045	210,640,380
Financial assets at FVTPL (*2)	884,039	—	13,816	—	—	897,855
AFS debt securities	10,116,303	—	—	—	39,999	10,156,302
HTM securities	12,988,233	—	—	—	1,661	12,989,894
Off-balance sheet items	82,661,496	76,336	30,682	22,116	1,049,026	83,839,656

Total	311,908,195	1,021,069	574,396	253,696	4,766,731	318,524,087

(*1)	Others consist of financial assets in Vietnam, Panama and European countries.
(*2)	Financial assets at FVTPL comprise gold banking assets and debt securities held for trading.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	March 31, 2015
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	46,765,171	35,774,291	35,977,510	4,866,476	94,172,538	3,817,220	221,373,206
Financial assets at FVTPL (*)	—	—	479,407	—	—	423,554	902,961
AFS debt securities	817,925	10,164	8,827,621	21,373	—	612,175	10,289,258
HTM securities	1,759,822	—	6,538,941	472,209	—	3,632,049	12,403,021
Off-balance sheet items	16,825,602	29,657,930	17,802,687	5,267,755	8,544,150	4,815,344	82,913,468

Total	66,168,520	65,442,385	69,626,166	10,627,813	102,716,688	13,300,342	327,881,914

	December 31, 2014
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	45,329,043	33,569,105	31,624,283	4,439,224	91,047,854	4,630,871	210,640,380
Financial assets at FVTPL (*)	—	—	456,947	—	—	440,908	897,855
AFS debt securities	877,801	19,987	7,180,754	10,000	—	2,067,760	10,156,302
HTM securities	1,802,707	—	7,011,702	473,133	—	3,702,352	12,989,894
Off-balance sheet items	16,059,882	34,946,705	13,964,864	5,627,586	8,134,115	5,106,504	83,839,656

Total	64,069,433	68,535,797	60,238,550	10,549,943	99,181,969	15,948,395	318,524,087

(*)	Financial assets at FVTPL comprise gold banking assets and debt securities held for trading.

3) Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan conditions are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	16,718,233	19,829,677	45,610,313	30,731,139	6,691,323	83,032,775	99,046,897	218,627,582
Loans overdue but not impaired	—	—	25,215	196,007	—	221,222	1,090,556	1,311,778
Impaired loans	—	—	2,297,614	639,501	501,843	3,438,958	552,141	3,991,099

	16,718,233	19,829,677	47,933,142	31,566,647	7,193,166	86,692,955	100,689,594	223,930,459

Less: Provisions for credit losses	4,142	8,376	1,300,511	685,173	141,217	2,126,901	417,834	2,557,253

Total, net	16,714,091	19,821,301	46,632,631	30,881,474	7,051,949	84,566,054	100,271,760	221,373,206

	December 31, 2014
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	14,993,787	16,882,544	43,469,401	30,014,426	6,480,729	79,964,556	95,888,296	207,729,183
Loans overdue but not impaired	—	—	10,631	116,155	44,230	171,016	993,538	1,164,554
Impaired loans	—	—	2,647,601	690,924	563,782	3,902,307	575,253	4,477,560

	14,993,787	16,882,544	46,127,633	30,821,505	7,088,741	84,037,879	97,457,087	213,371,297

Less: Provisions for credit losses	3,731	9,401	1,437,398	715,499	148,286	2,301,183	416,602	2,730,917

Total, net	14,990,056	16,873,143	44,690,235	30,106,006	6,940,455	81,736,696	97,040,485	210,640,380

a) Credit quality of loans and receivables

The Bank manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	March 31, 2015
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	16,714,091	19,821,301	32,506,968	12,978,954	3,748,290	49,234,212	94,815,370	180,584,974
Lower grade (*2)	—	—	12,805,016	17,417,243	2,879,491	33,101,750	4,089,509	37,191,259

Total	16,714,091	19,821,301	45,311,984	30,396,197	6,627,781	82,335,962	98,904,879	217,776,233

Value of collateral	—	403,976	16,537,775	23,889,279	3,880,809	44,307,863	82,800,390	127,512,229

	December 31, 2014
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	14,990,056	16,873,143	30,990,588	11,781,983	3,806,064	46,578,635	91,675,384	170,117,218
Lower grade (*2)	—	—	12,183,049	17,878,076	2,626,124	32,687,249	4,069,471	36,756,720

Total	14,990,056	16,873,143	43,173,637	29,660,059	6,432,188	79,265,884	95,744,855	206,873,938

Value of collateral	814	378,858	16,040,996	23,121,648	3,852,733	43,015,377	79,552,943	122,947,992

(*1)	Classified from AAA to BBB for corporates, from level 1 to level 6 for consumers by the internal credit rating
(*2)	Classified from BBB- to C for corporates, from level 7 to level 10 for consumers by the internal credit rating

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting 851,349 million Won and 855,245 million Won as of March 31, 2015 and as of December 31, 2014, respectively, which are deducted from the loans and receivables above.

b) Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	March 31, 2015
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	20,795	117,473	—	138,268	902,218	1,040,486
30~60 days	—	—	2,270	34,276	—	36,546	94,418	130,964
60~90 days	—	—	108	21,219	—	21,327	51,918	73,245

Total	—	—	23,173	172,968	—	196,141	1,048,554	1,244,695

Value of collateral (*)	—	—	16,765	132,993	—	149,758	889,798	1,039,556

	December 31, 2014
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	9,022	87,404	31,385	127,811	842,845	970,656
30~60 days	—	—	176	15,359	—	15,535	81,127	96,662
60~90 days	—	—	573	4,583	—	5,156	37,695	42,851

Total	—	—	9,771	107,346	31,385	148,502	961,667	1,110,169

Value of collateral (*)	—	—	6,128	92,077	15,000	113,205	826,792	939,997

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 67,083 million Won and 54,385 million Won as of March 31, 2015 and December 31, 2014, respectively, which are deducted from the loans and receivables above.

c) Individually impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	March 31, 2015
		Banks	Corporates				Consumers	Total
	Korean treasury and government agencies		General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,297,474	312,309	424,168	2,033,951	318,327	2,352,278
Value of collateral (*)	—	—	1,008,000	375,744	272,926	1,656,670	313,477	1,970,147

	December 31, 2014
		Banks	Corporates				Consumers	Total
	Korean treasury and government agencies		General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,506,827	338,601	476,882	2,322,310	333,963	2,656,273
Value of collateral (*)	—	—	1,044,725	409,652	300,570	1,754,947	328,545	2,083,492

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 1,638,821 million Won and 1,821,287 million Won as of March 31, 2015 and December 31, 2014, respectively, are deducted from the impaired loans and receivables above.

4) Credit quality of debt securities

The Bank manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	March 31, 2015
	Held for trading	AFS securities	HTM securities	Total
AAA	887,370	8,613,714	11,832,810	21,333,894
AA- ~ AA+	—	1,502,024	570,211	2,072,235
BBB- ~ A+	—	173,520	—	173,520

Total	887,370	10,289,258	12,403,021	23,579,649

	December 31, 2014
	Held for trading	AFS securities	HTM securities	Total
AAA	884,039	9,498,712	12,968,971	23,351,722
AA- ~ AA+	—	561,625	20,923	582,548
BBB- ~ A+	—	95,965	—	95,965

Total	884,039	10,156,302	12,989,894	24,030,235

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1) Market risk management

For trading activities and non-trading activities, the Bank avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

The Bank measures Value at Risk (“VaR”, maximum losses) with Historical Simulation Method based on 99% confidence level and 10-day of holding period of positions, and calculates the required market risk capital using the internal model, which has been approved by Financial Supervisory Service in Korea. For the internal management purpose, VaR is measured based on 99% confidence level and 1-day of holding period of positions and the limit management is performed on daily basis. The validation of the model is assessed through the performance of back testing which is to compare the actual gain or loss to the VaR measurements on daily basis.

In addition, for the purpose of crisis management, the Bank is performing stress testing on monthly basis, which is to measure the expected loss amount in case of extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each departments of the Bank and the limit by investment and loss cut is managed by risk management personnel with the department.

2) Sensitivity analysis of market risk

The Bank performs sensitivity analysis, both for trading and for non-trading activities.

For trading activities, the Bank uses a VaR model which uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For non-trading activities, the Bank uses Net Interest Income (“NII”) and Net Present Value (“NPV”) calculated using the simulation method. NII is a profit based indicator for displaying the profit changes in short term due to the short term interest change. It will be estimated as subtracting the interest expenses of liabilities from the interest income of the assets. NPV is an indicator for displaying the risk in economical view according to the unfavorable changes related to the interest rate. It will be estimated as subtracting the present value of liabilities from the present value of the asset.

a) Trading activities

The minimum, maximum and average VaR for the three months ended March 31, 2015 and the year ended December 31, 2014, respectively, and the VaR as of March 31, 2015 and December 31, 2014, respectively, are as follows (Unit: Korean Won in millions):

	As of March 31, 2015	For the three months ended March 31, 2015			As of December 31, 2014	For the year ended December 31, 2014
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	2,541	1,955	2,573	1,211	1,403	1,982	14,948	1,029
Stock price	1,298	1,498	2,471	781	977	1,199	1,835	494
Foreign currencies	3,471	3,955	4,847	3,471	2,834	2,940	4,051	1,998
Commodity	37	48	122	5	174	76	244	2
Diversification	(2,855)	(2,928)	(4,641)	(1,255)	(2,277)	(2,557)	(6,562)	(1,108)
Total VaR	4,492	4,528	5,372	4,213	3,111	3,640	14,516	2,415

b) Non-trading activities

The NII and NPV calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

Name of scenario	March 31, 2015		December 31, 2014
	NII	NPV	NII	NPV
Base case	4,153,860	20,310,731	4,050,463	20,579,209
Base case (Prepay)	4,161,977	19,048,629	4,054,107	19,775,786
IR 100bp up	4,494,383	19,640,592	4,370,484	20,151,563
IR 100bp down	3,806,382	21,039,546	3,734,944	21,038,383
IR 200bp up	4,834,906	19,025,439	4,690,505	19,754,530
IR 200bp down	3,318,035	21,832,757	3,363,531	21,531,732
IR 300bp up	5,175,429	18,460,488	5,010,524	19,385,939
IR 300bp down	2,438,032	22,706,231	2,579,072	22,066,467

The Bank estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

		March 31, 2015
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	124,104,399	32,500,311	7,359,795	8,982,256	45,267,078	26,847,135	245,060,974
	AFS financial assets	1,876,009	2,205,644	2,258,435	790,664	6,584,197	784,860	14,499,809
	HTM financial assets	1,479,687	1,304,323	985,403	939,623	8,243,742	91,872	13,044,650

	Total	127,460,095	36,010,278	10,603,633	10,712,543	60,095,017	27,723,867	272,605,433

Liability	Deposits due to customers	87,230,033	24,816,595	28,080,390	17,648,091	27,006,550	42,085	184,823,744
	Borrowings	10,719,094	1,776,637	879,972	1,795,454	2,304,977	593,184	18,069,318
	Debentures	2,262,161	1,773,165	2,580,045	2,640,582	7,053,493	5,238,380	21,547,826

	Total	100,211,288	28,366,397	31,540,407	22,084,127	36,365,020	5,873,649	224,440,888

		December 31, 2014
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	116,732,438	35,639,584	6,995,717	7,304,477	43,756,931	25,530,053	235,959,200
	AFS financial assets	1,327,030	2,143,418	2,454,526	3,497,133	6,928,363	727,045	17,077,515
	HTM financial assets	2,194,485	853,864	1,032,432	981,567	8,540,866	103,282	13,706,496

	Total	120,253,953	38,636,866	10,482,675	11,783,177	59,226,160	26,360,380	266,743,211

Liability	Deposits due to customers	82,989,601	29,129,000	19,867,247	22,082,021	28,799,894	15,342	182,883,105
	Borrowings	9,193,003	1,738,367	434,347	1,156,940	3,269,047	603,054	16,394,758
	Debentures	3,291,533	2,259,433	1,763,685	2,561,705	8,048,201	4,923,245	22,847,802

	Total	95,474,137	33,126,800	22,065,279	25,800,666	40,117,142	5,541,641	222,125,665

b) Currency risk

Currency risk occurs from the financial instrument denominated in a foreign currency other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions and Korean Won in millions):

		March 31, 2015
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won Equivalent	Foreign currency	Won equivalent	Foreign currency	Won Equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	20,550	22,707,722	145,727	1,341,072	5,557	988,968	1,262	1,510,456	2,046,031	28,594,249
	Financial assets at FVTPL	176	194,087	161	1,481	—	—	—	251	774	196,593
	AFS financial assets	164	181,147	244	2,248	—	—	1	934	56,233	240,562
	HTM financial assets	—	—	—	—	—	—	—	—	1,605	1,605

	Total	20,890	23,082,956	146,132	1,344,801	5,557	988,968	1,263	1,511,641	2,104,643	29,033,009

Liability	Financial liabilities at FVTPL	253	279,994	604	5,560	—	—	5	6,312	8,274	300,140
	Deposits	7,327	8,095,800	93,375	859,292	1,350	240,235	418	500,171	654,271	10,349,769
	Borrowings	7,523	8,312,563	36,224	333,353	7	1,167	435	520,230	207,440	9,374,753
	Debentures	3,982	4,399,610	9,355	86,091	900	160,173	—	—	519,894	5,165,768
	Other financial liabilities	2,742	3,030,202	7,013	64,538	3,916	696,910	151	180,387	640,082	4,612,119

	Total	21,827	24,118,169	146,571	1,348,834	6,173	1,098,485	1,009	1,207,100	2,029,961	29,802,549

	Off-balance	10,158	11,225,141	41,005	377,348	353	62,800	558	667,676	665,139	12,998,104

		December 31, 2014
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	19,065	20,956,153	164,524	1,513,847	1,204	212,792	944	1,261,504	1,685,009	25,629,305
	Financial assets at FVTPL	194	212,905	160	1,475	—	—	—	275	56	214,711
	AFS financial assets	43	47,683	244	2,247	—	—	1	1,043	51,848	102,821
	HTM financial assets	—	—	—	—	—	—	—	—	1,661	1,661

	Total	19,302	21,216,741	164,928	1,517,569	1,204	212,792	945	1,262,822	1,738,574	25,948,498

Liability	Financial liabilities at FVTPL	232	255,315	788	7,252	—	—	1	971	6,452	269,990
	Deposits	5,957	6,548,301	94,672	871,119	390	69,006	314	419,091	694,802	8,602,319
	Borrowings	7,520	8,265,534	46,689	429,608	2	390	357	477,636	159,084	9,332,252
	Debentures	4,405	4,842,111	33,564	308,832	200	35,362	—	—	604,327	5,790,632
	Other financial liabilities	1,696	1,864,304	9,109	83,814	139	24,558	227	303,207	465,093	2,740,976

	Total	19,810	21,775,565	184,822	1,700,625	731	129,316	899	1,200,905	1,929,758	26,736,169

	Off-balance	10,716	11,308,869	53,313	535,616	2,404	418,429	808	1,176,553	636,686	14,076,153

(3)	Liquidity risk

Liquidity risk refers to the risk that the Bank may encounter difficulties in meeting obligations from its financial liabilities.

1) Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Bank manages liquidity risk by identifying maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2) Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	615,384	64,184	1,944	13,171	115,943	—	810,626
Deposits due to customers	108,370,789	19,960,395	25,214,324	24,647,832	7,168,674	1,147,666	186,509,680
Borrowings	8,367,464	2,179,068	1,212,875	2,386,787	3,367,549	594,246	18,107,989
Debentures	2,261,909	1,773,741	2,579,942	2,640,001	7,053,719	5,238,450	21,547,762
Other financial liabilities	10,938,635	—	—	—	33,897	3,323,596	14,296,128

Total	130,554,181	23,977,388	29,009,085	29,687,791	17,739,782	10,303,958	241,272,185

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	365,101	2,856	64,530	1,877	116,809	—	551,173
Deposits due to customers	107,440,834	23,354,541	16,510,548	29,399,838	6,627,552	1,444,688	184,778,001
Borrowings	7,541,251	2,690,394	522,940	1,469,450	3,583,214	605,249	16,412,498
Debentures	3,236,338	2,259,959	1,764,333	2,561,704	8,103,406	4,923,280	22,849,020
Other financial liabilities	8,059,681	—	—	—	—	3,042,892	11,102,573

Total	126,643,205	28,307,750	18,862,351	33,432,869	18,430,981	10,016,109	235,693,265

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	615,384	64,184	1,944	13,171	115,943	—	810,626
Deposits due to customers	117,944,666	22,693,132	23,507,383	16,348,973	4,907,680	571,127	185,972,961
Borrowings	8,368,242	2,178,547	1,212,611	2,386,787	3,367,549	594,246	18,107,982
Debentures	2,261,909	1,773,741	2,579,942	2,640,001	7,053,719	5,238,450	21,547,762
Other financial liabilities	10,938,635	—	—	—	33,897	3,323,596	14,296,128

	140,128,836	26,709,604	27,301,880	21,388,932	15,478,788	9,727,419	240,735,459

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	365,101	2,856	64,530	1,877	116,809	—	551,173
Deposits due to customers	117,128,063	25,972,731	15,254,015	20,665,310	4,450,858	740,233	184,211,210
Borrowings	7,542,751	2,690,311	521,755	1,469,200	3,583,214	605,249	16,412,480
Debentures	3,236,338	2,259,959	1,764,333	2,561,704	8,103,406	4,923,280	22,849,020
Other financial liabilities	8,059,681	—	—	—	—	3,042,892	11,102,573

	136,331,934	30,925,857	17,604,633	24,698,091	16,254,287	9,311,654	235,126,456

c)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purposes are not managed in accordance with their contractual maturity, but the Bank holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3 months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount which is after the offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of March 31, 2015 and December 31, 2014 as follow:

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
March 31, 2015	2,250,645	—	—	—	—	—	2,250,645
December 31, 2014	2,134,859	—	—	—	—	—	2,134,859

d)	Maturity analysis of off-balance sheet accounts

The Bank provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Bank will meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Bank agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. Guarantees and loan commitments like guarantees for debenture issuance and guarantees for loans which are financial guarantee provided by the Bank have expiration dates. However, under the terms of the guarantees and loan commitments, funds are provided upon demand by the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	March 31, 2015	December 31, 2014
Guarantees	17,148,623	17,985,267
Loan commitments	65,764,845	65,854,389

(4)	Operational risk

The Bank defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1) Operational risk management

The Bank has been running the operational risk management system under Basel II. The Bank developed advanced measurement approached to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by the independent third party, and this system approved by the Financial Supervisory Service.

2) Operational risk measurement

To quantify the required capital for operational risk, the Bank applies Advanced Measurement Approaches (AMA) using of internal loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Bank adopted the Basic Indicator Approach.

(5)	Capital management

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in 2010, and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the separate financial statements of the Bank.

The Bank is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%, a minimum Tier 1 ratio of 6.0% and a minimum Total Regulatory Capital of 8.0% as of March 31, 2015 and December 31, 2014.

Details of the Bank’s capital adequacy ratio as of March 31, 2015 and December 31, 2014 and are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Tier 1 capital	13,008,662	13,111,803
Other Tier 1 capital	2,223,292	2,534,622
Tier 2 capital	4,850,274	5,211,287

Total risk-adjusted capital	20,082,228	20,857,712

Risk-weighted assets for credit risk	137,815,121	135,697,864
Risk-weighted assets for market risk	2,715,828	1,666,819
Risk-weighted assets for operational risk	8,923,526	8,958,341

Total risk-weighted assets	149,454,476	146,323,024

Common Equity Tier 1 ratio	8.70%	8.96%
Tier 1 capital ratio	10.19%	10.69%

Total capital ratio	13.44%	14.25%

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (the “CODM”) utilizes the information per types of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

Details of products and services
Consumer banking	Loans/deposits and financial services for consumer, etc.
Corporate banking	Loans/deposits and export/import, financial services for corporations, etc.
Investment banking	Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.
Capital market	Fund management, investment securities and derivatives business, etc.
Headquarter and others	Segment not correspond to the above segments

1)	The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Inter-segment transactions	Total
Assets	86,319,325	102,315,796	6,280,095	9,390,415	58,692,895	262,998,526	2,142,041	265,140,567
Liabilities	50,267,436	149,155,622	133,767	8,240,993	36,196,435	243,994,253	3,408,951	247,403,204

	December 31, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Inter-segment transactions	Total
Assets	83,582,893	96,644,808	6,411,016	6,076,739	61,338,969	254,054,425	2,016,876	256,071,301
Liabilities	47,625,472	145,999,344	136,603	4,957,708	36,036,967	234,756,094	3,458,802	238,214,896

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Sub-total	Inter-segment transaction	Total
Net interest income
Interest income	724,255	837,985	31,869	5,303	264,494	1,863,906	83,956	1,947,862
Interest expense	(341,366)	(484,994)	(5)	(24)	(207,069)	(1,033,458)	64,373	(969,085)
Inter-segment	(65,081)	47,133	(39,836)	5,438	52,346	—	—	—

	317,808	400,124	(7,972)	10,717	109,771	830,448	148,329	978,777

Non-interest income
Non-interest income	231,621	124,923	90,088	1,086,954	381,312	1,914,898	(2,119)	1,912,779
Non-interest expense	(103,430)	(4,980)	(52,145)	(1,080,372)	(373,835)	(1,614,762)	(148,334)	(1,763,096)
Inter-segment	5,085	8,533	—	—	(13,618)	—	—	—

	133,276	128,476	37,943	6,582	(6,141)	300,136	(150,453)	149,683

Other expense
Administrative expense	(426,153)	(207,749)	(2,551)	(3,475)	(17,549)	(657,477)	—	(657,477)
Impairment losses due to credit loss and others	(23,345)	(254,331)	9,786	(2,242)	(12,347)	(282,479)	2,123	(280,356)

	(449,498)	(462,080)	7,235	(5,717)	(29,896)	(939,956)	2,123	(937,833)

Operating income (loss)	1,586	66,520	37,206	11,582	73,734	190,628	(1)	190,627
Non-operating income (loss)	(6,942)	(1,241)	15,603	24	116,677	124,121	—	124,121

Net income (loss) before income tax expense	(5,356)	65,279	52,809	11,606	190,411	314,749	(1)	314,748
Income tax expense	1,296	(13,009)	(12,780)	(2,809)	(40,896)	(68,198)	1	(68,197)

Net income (loss)	(4,060)	52,270	40,029	8,797	149,515	246,551	—	246,551

	For the three months ended March 31, 2014
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Sub-total	Inter-segment transaction	Total
Net interest income
Interest income	750,678	910,221	54,640	39,757	292,001	2,047,297	48,793	2,096,090
Interest expense	(400,998)	(546,186)	(6)	(29,055)	(200,611)	(1,176,856)	90,184	(1,086,672)
Inter-segment	10,424	71,173	(47,549)	1,319	(35,367)	—	—	—

	360,104	435,208	7,085	12,021	56,023	870,441	138,977	1,009,418

Non-interest income
Non-interest income	154,008	105,073	99,256	755,298	395,269	1,508,904	49,528	1,558,432
Non-interest expense	(33,922)	(8,525)	(76,389)	(748,347)	(470,276)	(1,337,459)	(202,678)	(1,540,137)
Inter-segment	5,168	6,954	—	—	(12,122)	—	—	—

	125,254	103,502	22,867	6,951	(87,129)	171,445	(153,150)	18,295

Other expense
Administrative expense	(395,011)	(189,016)	(2,491)	(3,854)	(6,059)	(596,431)	176	(596,255)
Impairment losses due to credit loss and others	(14,338)	29,851	4,539	(12,025)	(24,385)	(16,358)	6,190	(10,168)

	(409,349)	(159,165)	2,048	(15,879)	(30,444)	(612,789)	6,366	(606,423)

Operating income (loss)	76,009	379,545	32,000	3,093	(61,550)	429,097	(7,807)	421,290
Non-operating income (loss)	(17,079)	(991)	11,609	34,375	(63,884)	(35,970)	(34,373)	(70,343)

Net income (loss) before income tax expense	58,930	378,554	43,609	37,468	(125,434)	393,127	(42,180)	350,947
Income tax expense	(14,261)	(91,610)	(10,554)	(9,067)	30,355	(95,137)	43,370	(51,767)

Net income (loss)	44,669	286,944	33,055	28,401	(95,079)	297,990	1,190	299,180

(2)	Information on financial products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the three months ended March 31, 2015 and 2014 amounted to 3,805,138 million Won and 3,605,324 million Won, respectively, and revenue from the foreign customers amounted to 55,503 million Won and 49,198 million Won, respectively. Of the Bank’s non-current assets (investments in subsidiaries and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of March 31, 2015 and December 31, 2014 are 6,581,430 million Won and 6,351,641 million Won, respectively, and foreign subsidiaries are 9,769 million Won and 9,816 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Cash and checks	3,738,420	2,593,925
Foreign currencies	579,989	548,194
Demand deposits	1,303,428	1,438,412
Fixed deposits	77,349	88,385

Total	5,699,186	4,668,916

(2)	Material transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Changes in other comprehensive income (loss) due to valuation of AFS financial assets	71,131	5,169
Changes in other comprehensive income (loss) of overseas business translation	(1,291)	5,524
Changes in other comprehensive income (loss) due to re-measurement	(58,989)	(28,448)
Changes in investments in subsidiaries and associates due to equity swap and others	74,481	48,403
Changes in accrued dividends	336,636	—
Changes in accrued dividends of hybrid equity securities	17,088	16,572
Changes in payables due to intangible assets	165,496	—

7.	FINANCIAL ASSETS AT FVTPL

Details of financial assets at trading securities are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Deposits:
Gold banking assets	15,591	13,816
Securities:
Debt securities
Korean treasury and government agencies	423,554	440,908
Financial institutions	463,816	443,131
Equity securities	99,860	78,674
Loaned securities	18,702	14,737

Sub-total	1,005,932	977,450

Derivative assets	2,228,495	2,106,043

Total	3,250,018	3,097,309

8.	AFS FINANCIAL ASSETS

Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Debt securities:
Korean treasury and government agencies	2,213,528	2,428,046
Financial institutions	5,454,263	5,473,149
Corporates	1,423,095	1,529,012
Foreign currency bonds	177,730	39,999

Sub-total	9,268,616	9,470,206

Equity securities	1,245,704	1,265,150
Beneficiary certificates	3,637,315	6,355,531
Loaned securities	1,020,642	686,096
Others	5,419	14,241

Total	15,177,696	17,791,224

9.	HTM FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Korean treasury and government agencies	3,263,699	4,128,344
Financial institutions	4,689,367	4,389,592
Corporates	4,448,350	4,470,297
Foreign currency bonds	1,605	1,661

Total	12,403,021	12,989,894

10.	LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Due from banks	10,416,379	10,106,129
Loans	201,451,884	193,938,304
Other loan and receivables	9,504,943	6,595,947

	221,373,206	210,640,380

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Due from banks in local currency:
Due from the BOK	9,348,595	9,120,180
Others	175,008	172,750
Allowances for credit losses	(2,362)	(2,305)

	9,521,241	9,290,625

Due from banks in foreign currencies:
Due from banks on demand	616,469	287,395
Due from banks on time	90,906	374,311
Others	188,200	154,362
Allowances for credit losses	(437)	(564)

	895,138	815,504

	10,416,379	10,106,129

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	March 31, 2015	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The Bank of Korea	9,348,595	Reserve deposits on BOK Act
Others	NH Investment & Securities Co. Ltd. and others	175,008	Treasury stock trust contracts and others

Sub-Total		9,523,603

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	616,469	Reserve deposits on BOK Act and others
Others	The Central Bank of Bangladesh and others	188,200	Capital deposits and others

Sub-Total		804,669

Total		10,328,272

	Counterparty	December 31, 2014	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The Bank of Korea	9,120,180	Reserve deposits on BOK Act
Others	NH Investment & Securities Co. Ltd. and others	172,750	Treasury stock trust contracts and others

Sub-Total		9,292,930

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	286,715	Reserve deposits on BOK Act and others
Others	The Central Bank of Bangladesh and others	154,362	Capital deposits and others

Sub-Total		441,077

Total		9,734,007

(4)	Details of loans are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Loans in local currency	171,785,161	166,600,351
Loans in foreign currencies	8,846,508	7,117,553
Domestic banker’s letter of credit	5,167,215	5,712,049
Bills bought in foreign currencies	5,686,857	5,521,341
Bills bought in local currency	106,943	90,982
Factoring receivables	211,729	91,817
Advances for customers on guarantees	62,708	49,300
Privately placed bonds	294,345	323,186
Loans to be converted to equity securities	498	498
Call loans	4,483,375	3,835,846
Bonds purchased under resale agreements	6,613,945	6,596,416
Others	44,363	44,378
Loan origination costs and fees	383,123	365,677
Present value discount	(414)	(13,053)
Allowance for credit losses	(2,234,472)	(2,398,037)

Total	201,451,884	193,938,304

(5)	Details of other loans and receivables are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Receivables	7,461,110	4,120,400
Accrued income	759,694	784,332
Telex and telephone subscription rights and refundable deposits	1,073,807	1,042,761
Other debtors	530,314	978,465
Allowance for credit losses	(319,982)	(330,011)

Total	9,504,943	6,595,947

(6)	Changes in the allowances for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015
	Consumers	Corporates	Others	Total
Beginning balance	(319,739)	(2,078,298)	(332,880)	(2,730,917)
Net reversal of provision (net provision)	(35,623)	(204,692)	9,423	(230,892)
Recoveries of written-off loans	(6,800)	(44,913)	—	(51,713)
Charge-off	40,147	278,580	76	318,803
Sales of loans and receivables	1,288	42,028	600	43,916
Unwinding effect	3,364	26,550	—	29,914
Others	—	63,636	—	63,636

Ending balance	(317,363)	(1,917,109)	(322,781)	(2,557,253)

	For the three months ended March 31, 2014
	Consumers	Corporates	Others	Total
Beginning balance	(299,635)	(2,825,353)	(345,116)	(3,470,104)
Net provision	(27,309)	(82,240)	(663)	(110,212)
Recoveries of written-off loans	(6,187)	(29,451)	—	(35,638)
Charge-off	28,559	204,181	385	233,125
Sales of loans and receivables	1,747	29,818	713	32,278
Unwinding effect	5,468	34,217	—	39,685
Others	—	76,130	4	76,134

Ending balance	(297,357)	(2,592,698)	(344,677)	(3,234,732)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Bank’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1 - fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2 - fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•	Level 3 - fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at current fair value is as follows (Korean Won in millions):

	March 31, 2015
	Fair value in active market (Level 1) (*1)	Observable market data (Level 2) (*1)	Other valuation technique (Level 3) (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	15,591	—	—	15,591
Debt securities	423,554	463,816	—	887,370
Equity securities	99,860	—	—	99,860
Loaned securities	18,702	—	—	18,702
Derivative assets	783	2,165,730	61,982	2,228,495

Sub-total	558,490	2,629,546	61,982	3,250,018

AFS financial assets
Debt securities	1,784,229	7,484,387	—	9,268,616
Equity securities	353,949	—	891,755	1,245,704
Beneficiary certificates	—	3,295,991	341,324	3,637,315
Loaned securities	845,248	175,394	—	1,020,642
Others	—	—	5,419	5,419

Sub-total	2,983,426	10,955,772	1,238,498	15,177,696

Derivative assets	—	258,153	8,584	266,737

Total	3,541,916	13,843,471	1,309,064	18,694,451

	March 31, 2015
	Fair value in active market (Level 1) (*1)	Observable market data (Level 2) (*1)	Other valuation technique (Level 3) (*2)	Total
Financial liabilities:
Financial liabilities held for trading
Deposits	15,598	—	—	15,598
Derivative liabilities	12,677	2,181,378	55,526	2,249,581

Sub-total	28,275	2,181,378	55,526	2,265,179

Financial liabilities designated at FVTPL
Equity-linked securities	—	323	612,598	612,921
Debentures	—	160,370	—	160,370

Sub Total	—	160,693	612,598	773,291
Derivative liabilities	—	1,064	—	1,064

Total	28,275	2,343,135	668,124	3,039,534

	December 31, 2014
	Fair value in active market (Level 1) (*1)	Observable market data (Level 2) (*1)	Other valuation technique (Level 3) (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	13,816	—	—	13,816
Debt securities	440,908	443,131	—	884,039
Equity securities	78,674	—	—	78,674
Loaned securities	14,737	—	—	14,737
Derivative assets	56	2,057,296	48,691	2,106,043

Sub-total	548,191	2,500,427	48,691	3,097,309

AFS financial assets
Debt securities	1,987,810	7,482,396	—	9,470,206
Equity securities	381,322	—	883,828	1,265,150
Beneficiary certificates	—	6,003,413	352,118	6,355,531
Loaned securities	475,748	210,348	—	686,096
Others	—	—	14,241	14,241

Sub-total	2,844,880	13,696,157	1,250,187	17,791,224

Derivative assets	—	184,115	11,946	196,061

Total	3,393,071	16,380,699	1,310,824	21,084,594

Financial liabilities:
Financial liabilities held for trading
Deposits	13,927	—	—	13,927
Derivative liabilities	5,819	2,087,329	41,711	2,134,859

Sub-total	19,746	2,087,329	41,711	2,148,786

Financial liabilities designated at FVTPL
Equity-linked securities	—	315	361,993	362,308
Debentures	—	159,264	—	159,264

Sub Total	—	159,579	361,993	521,572

Total	19,746	2,246,908	403,704	2,670,358

(*1)	There is no transferred between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers between the Levels at the end of reporting period within which events or conditions change.

(*2)	Certain AFS unquoted equity securities were measured at cost as of March 31, 2015 and December 31, 2014, that are amounting to 41,850 million Won and 26,764 million Won, respectively. These unquoted equity instruments mostly represent minority investments in structured entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Bank has no intention to dispose these investments in the foreseeable future.

Certain financial assets are carried at cost, even though under K-IFRS it is required to be remeasured at their fair value, since they do not have quoted market prices in an active market and cannot be measured reliably at fair value. The carrying amount of the financial assets which have been disposed during the three months ended March 31, 2015 and 2014 and related gain or losses from the disposals are as follows, (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Carrying amount	—	129
Gain on transaction	—	3,997

Financial assets and liabilities at FVTPL, AFS financial assets, held-for-trading financial assets and liabilities and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement technique	Input variables
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk free market rate of return and credit spread

Equity securities	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, one or two methods are used given the characteristic of the subject of fair value measurement.	Risk free market rate of return, market risk premium, corporate beta

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Financial Instruments linked to stock prices or derivatives	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, Risk-free market rate, Market rate, Dividend and convenience yield, Correlation, Volatility, Credit spread, and Foreign Exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

Measurement techniques of the financial assets and financial liabilities of level 3 that are recorded at fair value and significant, unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative Assets	Option valuation model and others	Correlation	-1~1	Volatility of Fair value increases as correlation increases
		Historical variability	0%~70%	Volatility of Fair value increases as historical variability increases
		Credit risk adjustment ratio	0%~100%	Fair value decreases as credit risk adjustment ratio increases
Derivative Liabilities	Option valuation model and others	Correlation	-1~1	Volatility of Fair value increases as correlation increases
		Historical variability	0%~70%	Volatility of Fair value increases as historical variability increases
Compound financial instrument	Monte Carlo Simulation and others	Correlation	-1~1

Compound financial instrument’s fair value increases as both of historical variability and correlation increase

When correlation decreases, however, despite of increase of historical variability, the fair value of compound financial instrument may decrease

		Historical variability	0%~70%
Equity securities	External appraisal value and others	Expected growth rate	0%~1%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Bank using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015
	January 1, 2015	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*5)	March 31, 2015
Financial assets:
Financial assets held for trading
Derivative assets (*3)	48,691	27,534	—	(110)	(13,969)	(164)	61,982
Financial assets designed at FVTPL
Equity securities (*2)	883,828	(20,449)	1,300	33,207	(8,790)	2,659	891,755
Beneficiary certificates	352,118	288	(15,602)	52,215	(47,695)	—	341,324
Others	14,241	(7,063)	1,481	—	(3,240)	—	5,419

Sub-total	1,250,187	(27,224)	(12,821)	85,422	(59,725)	2,659	1,238,498

Derivative assets	11,946	2,458	—	—	(5,820)	—	8,584

Total	1,310,824	2,768	(12,821)	85,312	(79,514)	2,495	1,309,064

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*3)	41,711	13,316	—	2,606	(1,900)	(207)	55,526
Financial liabilities designated at FVTPL
Equity-linked securities	361,993	15,666	—	320,301	(85,362)	—	612,598

Total	403,704	28,982	—	322,907	(87,262)	(207)	668,124

	For the three months ended March 31, 2014
	January 1, 2014	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*5)	March 31, 2014
Financial assets:
Financial assets held for trading
Derivative assets	75,811	7,251	—	14,515	(1,321)	—	96,256
Financial assets designed at FVTPL
Equity securities (*2)	984,109	(39,478)	5,931	14,249	(8,015)	(21,548)	935,248
Beneficiary certificates	363,245	18,658	(16,042)	8,221	(44,932)	—	329,150
Others	5,083	—	(1,413)	10,303	—	—	13,973

Sub-total	1,352,437	(20,820)	(11,524)	32,773	(52,947)	(21,548)	1,278,371

Derivative assets	14,608	(3,003)	—	—	—	—	11,605

Total	1,442,856	(16,572)	(11,524)	47,288	(54,268)	(21,548)	1,386,232

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	21,319	5,541	—	—	229	—	27,089
Financial liabilities designated at FVTPL
Equity-linked securities (*4)	336,312	(10,315)	—	78,762	(74,138)	(88,044)	242,577
Derivative liabilities	—	97	—	—	—	—	97

Total	357,631	(4,677)	—	78,762	(73,909)	(88,044)	269,763

(*1)	The loss amounting to 42,988 million Won and 2,152 million Won for the three months ended March 31 2015 and 2014, respectively, which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the comprehensive income statements.
(*2)	AFS financial assets were transferred out of level 3 to level 1 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists. And AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using the external valuation specialists from previously using quoted prices in the active market.
(*3)	As the variables used for the valuation of equity related derivatives were observable in the market, such derivatives were transferred into level 2 from level 3.
(*4)	Since the observable market data for equity-linked securities and derivative instruments has been available, such assets and liabilities were transferred out of level 3 to level 2.
(*5)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which result from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table presents the sensitivity analysis which is based on reasonable estimates to explain the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments for as of March 31, 2015 and December 31, 2014 (Unit: Korean Won in millions):

	As of March 31, 2015				As of December 31, 2014
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivative assets (*1)(*2)	12,206	(5,295)	—	—	13,420	(5,799)	—	—
AFS Financial Assets
Equity securities (*3)	—	—	63,074	(34,019)	—	—	74,929	(36,760)
Beneficiary certificates (*4)	—	—	3,462	(4,457)	—	—	3,430	(3,243)
Others (*4)	—	—	105	(104)	—	—	6,823	(2,858)

Total	12,206	(5,295)	66,641	(38,580)	13,420	(5,799)	85,182	(42,861)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	7,512	(6,515)	—	—	7,939	(7,222)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	2,158	(2,185)	—	—	1,497	(1,483)	—	—

Total	9,670	(8,700)	—	—	9,436	(9,205)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate and currency related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets and liabilities for held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Fair value changes of beneficiary certificates and other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which is underlying assets and discount rate by 1%. The price fluctuation of trust property and discount rate are major unobservable variables.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Fair value				Carrying Value
	Level 1	Level 2	Level 3	Total
Financial assets:
Held-to-maturity financial assets	1,317,904	11,360,970	—	12,678,874	12,403,021
Loans and receivables	—	—	224,586,327	224,586,327	221,373,206
Financial liabilities:
Deposits due to customers	—	183,653,615	—	183,653,615	183,327,272
Borrowings	—	17,911,503	—	17,911,503	17,809,664
Debentures	—	20,169,071	—	20,169,071	19,790,214
Other financial liabilities	—	22,174,753	—	22,174,753	22,175,319

	December 31, 2014
	Fair value				Carrying Value
	Level 1	Level 2	Level 3	Total
Financial assets:
Held-to-maturity financial assets	1,902,558	11,310,648	—	13,213,206	12,989,894
Loans and receivables	—	—	212,554,629	212,554,629	210,640,380
Financial liabilities:
Deposits due to customers	—	181,445,787	—	181,445,787	181,288,444
Borrowings	—	16,204,020	—	16,204,020	16,139,529
Debentures	—	21,178,192	—	21,178,192	20,998,041
Other financial liabilities	—	15,856,634	—	15,856,634	15,857,059

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement technique	Input variables
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk free market rate of return and credit spread
Loans and receivables	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk free market rate of return, credit spread and prepayment ratio
Deposits due to customers, borrowings and debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the separate financial statements of the Bank through disposals, but the Bank still have continuous involvements are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

	December 31, 2014
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	709

(*)	Korea Asset Management Corporation (“KAMCO”) is still in the process of collecting cash flows related to the transferred assets and the maximum exposure to loss represents the carrying amounts of the assets at the date when they were transferred to KAMCO. Under previous K-GAAP, the Bank derecognized the transferred assets although the Bank retains and continues to retain substantially all such risks and rewards and according to the transition exemptions in K-IFRS 1101, the Bank did not reassess the derecognition criteria for these transfers.

2)	Transferred financial assets that do not meet condition of derecognition

a)	Bonds Sold Under Repurchase Agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		March 31, 2015	December 31, 2014
Transfer assets	AFS financial assets	43,680	43,597
	HTM financial assets	269,513	650,937

	Total	313,193	694,534

Liabilities	Bonds sold under repurchase agreements	181,243	427,473

b)	Loaned Securities

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period therefore the Bank does not derecognize them from the separate financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of loaned securities are as follows (Unit: Korean Won in millions):

		March 31, 2015	December 31, 2014	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	18,702	14,737	Samsung Securities Co., Ltd. and others
AFS financial assets	Debt securities- Korean treasury and government agencies	1,020,642	686,096	Korea Securities Depository and others

		1,039,344	700,833

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or loaned securities, are explained in Note 18.

(2)	The offset between financial assets and liabilities

The Bank possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Bank’s statements of financial position and loans and receivables, respectively.

The Bank possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Bank the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Bank has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Bank has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Bank recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Bank under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As at the end of reporting periods, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below:

	March 31, 2015
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,502,546	14,588	2,487,958	8,236,388	15,360	597,910
Receivable spot exchange (*2)	6,361,700	—	6,361,700
Bonds purchased under resale agreements (*2)	6,613,945	—	6,613,945	6,613,945	—	—
Domestic exchanges receivable (*2)(*5)	22,056,015	21,691,470	364,545	—	—	364,545

Total	37,534,206	21,706,058	15,828,148	14,850,333	15,360	962,455

	March 31, 2015
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,829,080	14,588	2,814,492	8,224,807	—	952,014
Payable spot exchange (*3)	6,362,329	—	6,362,329
Bonds sold under repurchase agreements (*4)	181,243	—	181,243	181,243	—	—
Domestic exchanges payable (*3)(*5)	24,455,905	21,691,470	2,764,435	2,764,435	—	—

Total	33,828,557	21,706,058	12,122,499	11,170,485	—	952,014

	December 31, 2014
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,313,381	16,228	2,297,153	5,350,254	37,142	469,181
Receivable spot exchange (*2)	3,559,424	—	3,559,424
Bonds purchased under resale agreements (*2)	6,596,416	—	6,596,416	6,596,416	—	—
Domestic exchanges receivable (*2)(*5)	28,088,735	27,310,236	778,499	—	—	778,499

Total	40,557,956	27,326,464	13,231,492	11,946,670	37,142	1,247,680

	December 31, 2014
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,475,157	16,228	2,458,929	5,335,640	41,229	637,887
Payable spot exchange (*3)	3,555,827	—	3,555,827
Bonds sold under repurchase agreements (*4)	427,473	—	427,473	427,473	—	—
Domestic exchanges payable (*3)(*5)	30,630,898	27,310,236	3,320,662	3,147,053	—	173,609

Total	37,089,355	27,326,464	9,762,891	8,910,166	41,229	811,496

(*1)	The items include derivatives held for trading, held for hedging and equity-linked securities
(*2)	The items are included in loans and receivables
(*3)	The items are included in other financial liabilities
(*4)	The items are included in borrowings
(*5)	Certain financial assets and liabilities are presented offset

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)	The Bank has the following subsidiaries (Unit: Korean Won in 100 millions, USD in 10 thousands, RUB in 100 millions, IDR in 100 millions, BRL in 10 thousands):

Subsidiaries	Location	Capital stock		Main business
Woori FIS	Korea	KRW	245	System software development & maintenance
Woori Private Equity	Korea	KRW	300	Finance
Woori Finance Research Institute	Korea	KRW	30	Other service business
Woori Card	Korea	KRW	8,463	Finance
Woori Investment Bank	Korea	KRW	2,371	Other credit finance business
Woori Private Equity Fund	Korea	KRW	1,671	Other financial business
Woori Credit Information Co., Ltd.	Korea	KRW	50	Credit information
Woori America Bank	America	USD	12,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia	IDR	5,211	”
Woori Global Markets Asia Ltd.	Hong Kong	USD	10,000	”
Woori Bank China Limited (*1)	China	USD	33,290	”
Zao Woori Bank	Russia	RUB	14.5	”
Woori Brazil Bank	Brazil	BRL	7,709	”
Korea BTL Infrastructure Fund (*2)	Korea	KRW	6,711	”
Woori Fund Service Co., Ltd.	Korea	KRW	100	”
Woori Finance Cambodia	Cambodia	USD	300	”

	March 31, 2015			December 31, 2014
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori FIS	4,900,000	100.0	2015.03.31.	4,900,000	100.0	2014.12.31.
Woori Private Equity Fund	6,000,000	100.0	2015.03.31.	6,000,000	100.0	2014.12.31.
Woori Finance Research Institute	600,000	100.0	2015.03.31.	600,000	100.0	2014.12.31.
Woori Card	169,266,200	100.0	2015.03.31.	169,266,200	100.0	2014.12.31.
Woori Investment Bank	275,761,491	58.2	2015.03.31.	275,761,491	58.2	2014.12.31.
Woori Private Equity Fund	48,340	28.9	2015.03.31.	48,340	28.9	2014.12.31.
Woori Credit Information Co., Ltd.	1,008,000	100.0	2015.03.31.	1,008,000	100.0	2014.12.31.
Woori America Bank	24,500,000	100.0	2015.03.31.	24,500,000	100.0	2014.12.31.
PT Bank Woori Saudara Indonesia 1906 Tbk	3,754,701,359	74.0	2015.03.31.	3,754,701,359	74.0	2014.12.31.
Woori Global Markets Asia Ltd.	78,000,000	100.0	2015.03.31.	78,000,000	100.0	2014.12.31.
Woori Bank China Limited (*1)	—	100.0	2015.03.31.	—	100.0	2014.12.31.
Zao Woori Bank	57,999,999	100.0	2015.03.31.	57,999,999	100.0	2014.12.31.
Woori Brazil Bank	77,093,999	100.0	2015.03.31.	77,093,999	100.0	2014.12.31.
Korea BTL Infrastructure Fund (*2)	134,021,139	99.9	2015.03.31.	132,241,217	99.9	2014.12.31.
Woori Fund Service Co., Ltd.	2,000,000	100.0	2015.03.31.	2,000,000	100.0	2014.12.31.
Woori Finance Cambodia	3,000,000	100.0	2015.03.31.	3,000,000	100.0	2014.12.31.

(*1)	Due to paid-in capital increase occurred during the three months ended March 31, 2015, capital stock has increased.
(*2)	Due to paid-in capital increase occurred during the three months ended March 31, 2015, both capital stock and the number of shares have increased.

(2)	As for the structured entities in accordance with K-IFRS 1110 and K-IFRS 1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from the its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity.

a)	Details of structured entities which the Bank controls are as follows:

	As of March 31, 2015
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 13 structures entities	Korea	Asset securitization	—	2015.3.31.
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	”	15.0	2015.3.31.
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	2015.3.31.
Structured entities established for investment in securities and others
Woori CS Ocean Bridge 15th and 35 structures entities	Korea	Securities investments	100.0	2015.3.31.
Woori Milestone Private Real Estate Fund 1st	Korea	”	94.8	2015.3.31.
Consus Sakhalin Real Estate Investment Trust 1st	Korea	”	75.0	2015.3.31.

	As of December 31, 2014
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 14 structures entities	Korea	Asset securitization	—	2014.12.31.
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	”	15.0	2014.12.31.
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	2014.12.31.
Structured entities established for investment in securities and others
Woori CS Ocean Bridge 15th and 40 structures entities	Korea	Securities investments	100.0	2014.12.31.
Woori Milestone Private Real Estate Fund 1st	Korea	”	94.8	2014.12.31.
Consus Sakhalin Real Estate Investment Trust 1st	Korea	”	75.0	2014.12.31.

(*1)	It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.
(*2)	The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

b)	The following companies have been excluded from the consolidation scope despite of the Bank’s holding of majority ownership interest over the companies as of March 31, 2015 and December 31, 2014:

	As of March 31, 2015
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Investment securities	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Investment securities	51.3
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Investment securities	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Investment securities	88.9

	As of December 31, 2014
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Investment securities	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Investment securities	51.3

(*)	The Bank owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Bank has no power or control on the structured entities.

(3)	Investments in associates are as follows (Unit: Korean Won in 100 millions):

				March 31, 2015
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Ltd. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	2015.03.31.
Woori Blackstone Korea Opportunity Private Equity Fund 1st (*10)	Korea	2,329	Finance	49,957,016,970	21.4	2015.03.31.
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	2015.02.28.
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	144,000	7.2	2015.03.31.
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	183,870	15.3	2015.02.28.
United PF 1st Corporate Financial Stability (*2)	Korea	10,814	Finance	190,650	17.7	2015.03.31.
Chin Hung International Inc. (*3)(*5)(*7)	Korea	769	Construction	43,709,400	28.4	2015.02.28.
Poonglim Industrial Co., Ltd. (*6)(*8)	Korea	736	Construction	4,146,811	28.9	2014.12.31.
Ansang Tech Co., Ltd. (*4)	Korea	3	Manufacturing	21,800	23.0	—
STX Engine Co., Ltd. (*1)(*6)(*9)	Korea	1,230	Manufacturing	8,082,650	29.2	2014.12.31.
Samho International Co., Ltd. (*1)(*5)	Korea	759	Construction	1,190,000	7.8	2015.03.31.
Force TEC Co., Ltd. (*4)	Korea	767	Freight & staffing	8,087,128	34.4	—
Hana Engineering & Construction Co., Ltd. (*4)	Korea	39	Construction	177,874	22.2	—
STX Corporation (*1)(*5)(*6)	Korea	748	Wholesale of Non-Specialized Goods	4,472,248	15.0	2014.12.31.
Osung LST Co., Ltd. (*1)(*5)(*6)	Korea	620	Manufacturing	13,817,333	11.1	2014.12.31.

				December 31, 2014
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Ltd. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	2014.12.31.
Woori Blackstone Korea Opportunity Private Equity Fund 1st (*10)	Korea	3,079	Finance	66,043,471,350	21.4	2014.12.31.
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	2014.11.30.
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	144,000	7.2	2014.12.31.
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	183,870	15.3	2014.11.30.
United PF 1st Corporate Financial Stability (*2)	Korea	10,814	Finance	190,650	17.7	2014.12.31.
Chin Hung International Inc. (*3)(*5)(*7)	Korea	473	Construction	25,010,400	26.8	2014.11.30.
Poonglim Industrial Co., Ltd. (*6)(*8)	Korea	692	Construction	4,146,811	30.7	2014.09.30.
Ansang Tech Co., Ltd. (*4)	Korea	3	Manufacturing	21,800	23.0	—
STX Engine Co., Ltd. (*1)(*6)(*9)	Korea	1,230	Manufacturing	7,379,600	15.0	2014.09.30.
Samho International Co., Ltd. (*1)(*5)	Korea	759	Construction	1,190,000	7.8	2014.12.31.
Force TEC Co., Ltd. (*4)	Korea	767	Freight & staffing	8,087,128	34.4	—
Hana Engineering & Construction Co., Ltd. (*4)	Korea	39	Construction	177,874	22.2	—
STX Corporation (*1)(*5)(*6)	Korea	6,717	Wholesale of Non-Specialized Goods	4,472,248	15.0	2014.09.30.
Osung LST Co., Ltd. (*1)(*5)(*6)	Korea	350	Manufacturing	13,817,333	11.1	2014.09.30.

(*1)	The Bank has significant influence in the creditors’ council.
(*2)	The Bank can participate in the decision making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships.
(*3)	As the financial statements as of March 31, 2015 and December 31, 2014 are not available, the Bank applied the equity method by using the financial statements as of February 28, 2015 and November 30, 2014 and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of financial statements. Meanwhile, significant portion of business for Woori Service Networks Co., Ltd. and Korea Finance Security Co., Ltd. is transacted with the Bank.
(*4)	The carrying values of investments in Ansang Tech Co., Ltd., Force TEC Co., Ltd. and Hana Construction Co., Ltd. are nil as of March 31, 2015 and December 31, 2014.
(*5)	The investment in associates that have quoted market prices are Kumho Tire Co., Ltd. (Current period: KRW 9,110, Previous year: KRW 9,670), Chin Hung International Inc. (Current period: KRW 2,560, Previous year: KRW 1,665), Samho International Co., Ltd. (Current period: KRW 20,800, Previous year: KRW 13,150), STX Corporation. (Current period: KRW 5,630), and Osung LST Co., Ltd. (Current period: KRW 467, Previous year: KRW 1,215).
(*6)	As the financial statements as of March 31, 2015 and December 31, 2014 are not available, the Bank applied the equity method by using the financial statements as of December 31, 2014 and September 30, 2014 and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of financial statements.
(*7)	Due to debt-equity swap occurred during the three months ended March 31, 2015 the ownership on Chin Hung International Inc. has increase.
(*8)	Due to debt-equity swap and treasury stock acquisition of Poonglim Industrial Co., Ltd. occurred during the three months ended March 31, 2015 the ownership of the Bank has decreased.
(*9)	Due to debt-equity swap and conversion of convertible bonds occurred during the three months ended March 31, 2015 the ownership on STX Engine Co., Ltd. has increase.
(*10)	Due to redemption of stock occurred during the three months ended March 31, 2015 the number of shares owned by the Bank has been decreased.

(4)	The entities excluded from associates, although the Bank’s ownership interest in them is higher than 20% as of March 31, 2015 and December 31, 2014 are as follows:

	As of March 31, 2015
Associate	Number of shares owned	Percentage of ownership
Vogo II-2 Investment Holdings Co., Ltd. (*1)	24,794,201,938	34.7%
Orient Shipyard Co., Ltd. (*2)	465,050	23.0%
GinsengK Co., Ltd. (*2)	2,107,432	20.2%
Gdsys Co., Ltd. (*2)	300,805	21.2%
G2 Collection Co., Ltd. (*2)	12,574	28.9%
SJ Development Co., Ltd. (*2)	70,529	26.5%
Ilyang Construction Co., Ltd. (*2)	105,936	40.0%
The Base Enterprise Co., Ltd. (*2)	68,470	48.4%

	As of December 31, 2014
Associate	Number of shares owned	Percentage of ownership
Vogo II-2 Investment Holdings Co., Ltd. (*1)	24,794,201,938	36.4%
LIG E&C Co., Ltd. (*2)	755,946	22.8%
Orient Shipyard Co., Ltd. (*2)	465,050	23.0%
GinsengK Co., Ltd. (*2)	2,107,432	20.2%
PICITY Co., Ltd. (*2)	871,631	21.1%
Gdsys Co., Ltd. (*2)	300,805	21.2%
G2 Collection Co., Ltd. (*2)	12,574	28.9%
Alkenz Co., Ltd. (*2)	80,402	37.5%
SJ Development Co., Ltd. (*2)	70,529	26.5%
Ilyang Construction Co., Ltd. (*2)	105,936	40.0%
Ssangyong Engineering & Construction Co., Ltd. (*2)	2,957,728	20.3%

(*1)	Even though the Bank’s ownership interest in the entity is more than 20% as a limited partner, it is determined that the Bank does not have significant influence over the entity since the Bank cannot exercise significant influence in the decision making bodies, such as the investment committee, thus it has been excluded from the investment in associates.
(*2)	Even though the Bank’s ownership interest of the entity is more than 20%, it does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, thus it has been excluded from the investment in associates.

(5)	Changes in carrying value of investments in subsidiaries and associates accounted for using the equity method are as follows (Korean Won in millions). Because the investments associated with structured entities were classified as financial assets at FVTPL or AFS financial assets, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the three months ended March 31, 2015
Investee	January 1, 2015	Acquisitions	Disposals and others	Impairment	Transfer	March 31, 2015
Woori Credit Information Co., Ltd.	24,666	—	—	—	—	24,666
Woori America Bank	202,371	—	—	—	—	202,371
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	—	—	—	—	215,400
Woori Global Markets Asia Ltd.	113,858	—	—	—	—	113,858
Woori Bank China Limited	401,621	—	—	—	26,181	427,802
Zao Woori Bank	51,780	—	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	—	44,045
Woori Finance Cambodia	4,600	—	—	—	—	4,600
Korea BTL Infrastructure Fund	665,441	9,000	(98)	—	—	674,343
Woori Fund Service Co., Ltd.	10,000	—	—	—	—	10,000
Kumho Tire Co., Ltd.	175,652	—	—	—	—	175,652
Woori Blackstone Korea Opportunity Private Equity Fund 1st	66,043	—	(16,086)	—	—	49,957
Woori Service Networks Co., Ltd.	108	—	—	—	—	108
Woori Private Equity Fund	11,297	—	—	—	—	11,297
Korea Credit Bureau Co., Ltd.	2,215	—	—	—	—	2,215
Korea Finance Security Co., Ltd.	3,337	—	—	—	—	3,337
United PF 1st Corporate Financial Stability	191,617	—	—	—	—	191,617
Chin Hung International Inc.	38,016	—	—	—	29,451	67,467
Poonglim Industrial Co., Ltd.	7,594	—	—	(1,907)	—	5,687
STX Engine Co., Ltd.	15,962	—	—	(10,161)	45,030	50,831
SamHo Co., Ltd.	7,492	—	—	—	—	7,492
STX Corporation	14,311	—	—	—	—	14,311
Osung LST Co., Ltd.	15,405	—	—	(8,952)	—	6,453
Woori FIS	35,362	—	—	—	—	35,362
Woori Private Equity	43,227	—	—	—	—	43,227
Woori Finance Research Institute	3,364	—	—	—	—	3,364
Woori Card	1,174,260	—	—	—	—	1,174,260
Woori Investment Bank	79,992	—	—	—	—	79,992

	3,619,036	9,000	(16,184)	(21,020)	100,662	3,691,494

	For the three months ended March 31, 2014
Investee	January 1, 2014	Acquisitions	Disposals and others	Impairment	Transfer	March 31, 2014
Woori Credit Information Co., Ltd.	24,666	—	—	—	—	24,666
Woori America Bank	202,371	—	—	—	—	202,371
P.T. Bank Woori Indonesia (*)	123,120	—	—	—	—	123,120
Woori Global Markets Asia Ltd.	113,858	—	—	—	—	113,858
Woori Bank China Limited	401,621	—	—	—	—	401,621
Zao Woori Bank	51,780	—	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	—	44,045
Korea BTL Infrastructure Fund	648,604	1,100	(173)	—	—	649,531
Woori Fund Service Co., Ltd.	3,000	7,000	—	—	—	10,000
Kumho Tire Co., Ltd.	93,003	—	—	—	—	93,003
Woori Blackstone Korea Opportunity Private Equity Fund 1st	67,446	—	—	—	—	67,446
Woori Service Networks Co., Ltd.	108	—	—	—	—	108
Woori Private Equity Fund	13,772	—	—	(884)	—	12,888
Korea Credit Bureau Co., Ltd.	2,215	—	—	—	—	2,215
Korea Finance Security Co., Ltd.	3,337	—	—	—	—	3,337
United PF 1st Corporate Financial stability	191,617	—	—	—	—	191,617
Chin Hung International Inc.	60,275	—	—	(22,009)	—	38,266
Phoenix Digital Tech Co., Ltd.	538	—	—	—	—	538
Poonglim Industrial Co., Ltd.	9,543	—	—	—	—	9,543
STX Engine Co., Ltd.	47,008	—	—	(31,046)	—	15,962
SamHo Co., Ltd.	7,492	—	—	—	—	7,492
Force TEC Co., Ltd.	34	—	—	—	—	34
STX Corporation	—	—	—	(15,368)	42,215	26,847
Osung LST Co., Ltd.	—	—	—	—	6,188	6,188
Saudara Bank (*)	—	56,163	—	—	—	56,163

	2,109,453	64,263	(173)	(69,307)	48,403	2,152,639

(*)	During the year ended December 31, 2014, Indonesia Woori Bank, which was a consolidated subsidiary of the Bank, merged with Saudara Bank, and the bank changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Acquisition cost	397,416	369,958
Accumulated depreciation	(20,420)	(19,173)

Net carrying value	376,996	350,785

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Beginning balance	350,785	333,693
Depreciation	(927)	(848)
Transfers	27,137	—
Foreign currencies translation adjustments	4	10
Other changes	(3)	—

Ending balance	376,996	332,855

(3)	Fair value of investment properties is amounting to 363,183 million Won and 382,596 million Won as of March 31, 2015 and December 31, 2014, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies is classified as level 3 on the fair value hierarchy as of March 31, 2015 and December 31, 2014.

(4)	Rental fee earned from investment properties is amounting to 3,529 million Won and 3,658 million Won for the three months ended March 31, 2015 and 2014, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,473,139	799,182	400,816	357,109	258	3,030,504
Accumulated depreciation	—	(112,364)	(307,969)	(294,299)	—	(714,632)

Net carrying value	1,473,139	686,818	92,847	62,810	258	2,315,872

	December 31, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,498,917	800,897	393,731	346,778	96	3,040,419
Accumulated depreciation	—	(107,024)	(301,116)	(283,829)	—	(691,969)

Net carrying value	1,498,917	693,873	92,615	62,949	96	2,348,450

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,498,917	693,873	92,615	62,949	96	2,348,450
Acquisitions	20,350	5,466	9,320	4,265	163	39,564
Disposals	(20,218)	(2,943)	(55)	(431)	(4)	(23,651)
Depreciation	—	(5,908)	(9,050)	(12,470)	—	(27,428)
Classified to assets held for sale	(706)	(1,743)	—	—	—	(2,449)
Foreign currencies translation adjustments	3	3	14	8	3	31
Transfers	(25,207)	(1,930)	—	—	—	(27,137)
Others	—	—	3	8,489	—	8,492

Ending balance	1,473,139	686,818	92,847	62,810	258	2,315,872

	For the three months ended March 31, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,511,325	701,027	87,950	53,498	31	2,353,831
Acquisitions	38	2,541	5,885	2,659	—	11,123
Disposals	—	—	(63)	(147)	—	(210)
Depreciation	—	(5,870)	(7,979)	(7,277)	—	(21,126)
Foreign currencies translation adjustments	6	10	55	69	2	142
Others	—	—	—	3,138	—	3,138

Ending balance	1,511,369	697,708	85,848	51,940	33	2,346,898

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	520	15,877	537,295	11,524	565,216
Accumulated depreciation	(233)	(13,260)	(342,830)	—	(356,323)
Accumulated impairment losses	—	—	—	(2,056)	(2,056)

Net carrying value	287	2,617	194,465	9,468	206,837

	December 31, 2014
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	520	15,323	361,541	11,522	388,906
Accumulated depreciation	(214)	(13,081)	(330,132)	—	(343,427)
Accumulated impairment losses	—	—	—	(2,293)	(2,293)

Net carrying value	306	2,242	31,409	9,229	43,186

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	306	2,242	31,409	9,229	43,186
Acquisition	—	554	175,747	—	176,301
Amortization	(19)	(179)	(12,690)	—	(12,888)
Impairment loss	—	—	—	237	237
Foreign currencies translation adjustment	—	—	(1)	2	1

Ending balance	287	2,617	194,465	9,468	206,837

	For the three months ended March 31, 2014
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	5,227	233	9,622	54,912	69,994
Acquisition	989	26	—	9,700	10,715
Amortization	(200)	(13)	—	(10,726)	(10,939)
Foreign currencies translation adjustment	—	—	4	14	18

Ending balance	6,016	246	9,626	53,900	69,788

17.	ASSETS HELD FOR SALE

Assets held for sale is as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Premises and equipment	6,763	6,837

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		March 31, 2015
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Investment & Securities Co., Ltd. and others	130,618	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Daewoo Securities Co., and others	551,301	Collaterals for customer RP and others
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	43,680	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	Bank of Korea and others	2,912,774	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	269,513	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	3,569,159	Settlement risk and others

		Total	7,477,045

		December 31, 2014
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Investment & Securities Co., Ltd. and others	95,521	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Daewoo Securities Co., and others	301,169	Collaterals for customer RP and others
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	43,597	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	Bank of Korea and others	2,049,997	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	650,937	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	3,061,306	Settlement risk and others

		Total	6,202,527

(*)	The Bank has the agreements to repurchase the sold assets as the pre-determined price or the price which include the rate of return and provide the guarantee on the assets. The transferee has the right to sale or to provide as guarantee. Therefore the Bank does not derecognize the assets, but recognizes the relevant amounts as liability (bond sold under repurchase agreements).

(2)	There is no asset which the Bank has acquired through foreclosure as of March 31, 2015 and December 31, 2014.

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		March 31, 2015	December 31, 2014	Loaned to
Financial assets at FVTPL	Korean securities	18,702	14,737	Samsung Securities and others
AFS financial assets	Korean treasury and government agencies bonds	1,020,642	686,096	Korea Securities Depository and others

Total		1,039,344	700,833

Loaned securities are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities relates to loaned securities.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of March 31, 2015 and December 31, 2014 are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	6,736,714	—

	December 31, 2014
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	6,790,215	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Prepaid expenses	210,561	120,416
Advance payments	571	347
Others	3,875	3,949

	215,007	124,712

20.	FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Financial liabilities held for trading	2,265,179	2,148,786
Financial liabilities designated at FVTPL	773,291	521,572

	3,038,470	2,670,358

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Deposits:
Gold banking liabilities	15,598	13,927
Derivative liabilities:	2,249,581	2,134,859

	2,265,179	2,148,786

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Compound financial instruments:
Equity	612,921	362,308
Debentures:
Debentures in local currency	98,805	97,590
Debentures in foreign currencies	61,565	61,674

	773,291	521,572

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Financial liabilities designated at FVTPL subject to credit risk adjustments	773,291	440,075
Changes in fair value for credit risk adjustments	(503)	(1,250)
Accumulated changes in credit risk adjustments	(46,074)	(44,683)

Credit risk adjustments are applied to reflect the Bank’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Bank’s credit spread as observed through credit ratings.

(5)	The difference between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Carrying amount	773,291	521,572
Face amount at maturity	885,542	623,461

	(112,251)	(101,889)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by interest type are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Deposits in local currency:
Deposits on demand:	7,504,558	10,092,782
Deposits at termination	163,705,944	161,812,324
Mutual installment	44,741	46,072
Certificate of deposits	1,742,026	740,090

Sub-total	172,997,269	172,691,268

Deposits in foreign currencies:	10,349,769	8,602,319
Present value discount	(19,766)	(5,143)

Total	183,327,272	181,288,444

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The Bank of Korea	0.5 ~ 1.0	1,140,690
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,654,434
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,595,677

			6,390,801

Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 4.9	8,365,450
Offshore borrowings in foreign currencies	Barclays Bank PLC	0.5	15,558

			8,381,008

Bills sold	Others	0.0 ~ 2.6	66,940
Call-money	Banks and others	0.0 ~ 4.9	2,791,558
Bonds sold under repurchase agreements	Others	1.3 ~ 6.5	181,243
Present value discount			(1,886)

			17,809,664

	December 31, 2014
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The Bank of Korea	0.5 ~ 1.0	803,317
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,680,175
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,570,929

			6,054,421

Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.3 ~ 3.7	7,853,199
Offshore borrowings in foreign currencies	Barclays Bank PLC	0.5	17,375

			7,870,574

Bills sold	Others	0.0 ~ 2.6	87,692
Call-money	Banks and others	0.0 ~ 3.9	1,699,471
Bonds sold under repurchase agreements	Others	1.3 ~ 10.6	427,473
Present value discount			(102)

			16,139,529

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	March 31, 2015		December 31, 2014
	Interest rate (%)	Amount	Interest rate (%)	Amount
Carrying value of bond:
Ordinary bonds	0.9 ~ 10.5	14,048,896	0.8 ~ 10.5	14,855,070
Subordinated bonds	3.4 ~ 10.3	5,804,469	3.4 ~ 10.3	6,210,689

		19,853,365		21,065,759

Discount on bonds		(63,151)		(67,718)

		19,790,214		20,998,041

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Asset retirement obligation	35,850	27,574
Provisions for guarantees (*1)	566,325	527,659
Provisions for unused commitments	54,124	57,422
Other provisions (*2)	65,503	54,631

	721,802	667,286

(*1)	Provisions for guarantee include provision for financial guarantee of 179,816 million Won and 178,515 million Won as of March 31, 2015 and December 31, 2014, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provision except asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015
	Provision for guarantees	Provision for unused commitments	Other provisions	Total
Beginning balance	527,659	57,422	54,631	639,712
Provisions provided	40,018	—	47,532	87,550
Provisions used	(6,917)	4	(36,660)	(43,573)
Reversal of unused amount	—	(3,302)	—	(3,302)
Others	5,565	—	—	5,565

Ending balance	566,325	54,124	65,503	685,952

	For the three months ended March 31, 2014
	Provision for guarantees	Provision for unused commitments	Other provisions	Total
Beginning balance	526,768	67,269	25,663	619,700
Provisions provided	—	—	1,091	1,091
Provisions used	(7,047)	21	(709)	(7,735)
Reversal of unused amount	(67,465)	(7,340)	—	(74,805)
Others	3,487	—	—	3,487

Ending balance	455,743	59,950	26,045	541,738

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Beginning balance	27,574	21,759
Provisions provided	138	186
Provisions used	(156)	(191)
Changes in recovery cost	8,221	2,874
Amortization	73	146

Ending balance	35,850	24,774

24.	NET DEFINED BENEFIT LIABILITY

The Bank’s defined benefit plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Bank exposed to various risks through Defined Benefit Retirement Pension Plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	The net defined benefit liability is as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Defined benefit obligation	753,029	642,034
Fair value of plan assets	(686,625)	(598,653)

Net defined benefit liabilities	66,404	43,381

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Beginning balance	642,034	468,359
Current service cost	30,437	26,548
Interest cost	5,093	4,807
Remeasurements	76,619	35,936
Foreign currencies translation adjustments	2	44
Retirement benefit paid	(1,156)	(3,131)

Ending Balance	753,029	532,563

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Beginning balance	598,653	431,782
Interest income	5,232	4,983
Remeasurements	(1,203)	(1,594)
Employer’s contributions	85,000	20,000
Retirement benefit paid	(1,057)	(1,948)

Ending balance	686,625	453,223

(4)	Plan assets mainly wholly consist of deposits as of March 31, 2015 and December 31, 2014. Among plan assets, realized returns on plan assets amount to 4,029 million Won and 3,389 million Won for the three months ended March 31, 2015 and 2014, respectively.

It is expected that the Bank shall contribute 119,447 million Won for the plan for the year ended December 31, 2015.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Current service cost	30,437	26,548
Net interest expense	(139)	(176)

Cost recognized in net income	30,298	26,372

Remeasurements	77,822	37,530

Cost recognized in total comprehensive income	108,120	63,902

Retirement benefit service costs related to defined contribution plans are recognized 812 million Won and 635 million Won for the three months ended March 31, 2015 and 2014, respectively.

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	March 31, 2015	December 31, 2014
Discount rate	2.83%	3.29%
Future wage growth rate	5.72%	5.74%
Retirement rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		March 31, 2015	December 31, 2014
Discount rate	Increase by 1% point	(73,604)	(62,202)
	Decrease by 1% point	85,377	71,592
Future wage growth rate	Increase by 1% point	84,649	71,330
	Decrease by 1% point	(74,389)	(63,122)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Other financial liabilities:
Accounts payable	7,612,688	3,786,316
Accrued expenses	2,007,284	2,188,678
Borrowing from trust accounts	4,788,809	3,536,450
Agency business revenue	350,085	433,594
Foreign exchanges remittances	530,514	363,618
Domestic exchanges payable	2,828,958	3,380,722
Other financial liabilities	4,057,707	2,168,203
Present value discount	(726)	(522)

Sub-total	22,175,319	15,857,059

Other liabilities:
Unearned income	48,186	55,073
Other miscellaneous liabilities	164,151	234,497

Sub-total	212,337	289,570

Total	22,387,656	16,146,629

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2015
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	55,081	—	—	—	—
Swaps	101,865,630	239,966	1,197,146	1,064	1,273,763
Long options	1,586,819	—	18,994	—	—
Short options	1,616,819	—	—	—	19,727
Currency:
Futures	237,023	—	—	—	—
Forwards	43,932,493	—	437,740	—	353,259
Swaps	22,066,587	—	501,270	—	530,793
Long options	1,558,609	—	42,366	—	—
Short options	1,697,332	—	—	—	18,381
Equity:
Futures	15,457	—	—	—	—
Long options	326,375	26,771	1,982	—	—
Short options	1,247,757	—	—	—	24,438
Others:
Futures	1,484	—	—	—	—
Forwards	118	—	8	—	—
Swaps	91,198	—	2,594	—	1,888
Long options	186,566	—	26,395	—	—
Short options	239,458	—	—	—	27,332

	176,724,806	266,737	2,228,495	1,064	2,249,581

	December 31, 2014
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For trading
Interest rate:
Swaps	105,780,686	182,990	1,097,849	1,140,881
Long options	1,658,180	—	11,985	—
Short options	1,788,180	—	—	10,638
Currency:
Futures	347,303	—	—	—
Forwards	38,604,890	—	411,392	338,744
Swaps	20,891,032	—	503,832	572,986
Long options	1,433,050	—	45,618	—
Short options	1,614,028	—	—	18,176
Equity:
Futures	46,400	—	—	—
Long options	344,443	13,071	1,010	—
Short options	767,978	—	—	18,989
Others:
Futures	592	—	—	—
Swaps	53,035	—	4,481	4,468
Long options	249,081	—	29,876	—
Short options	261,883	—	—	29,977

	173,840,761	196,061	2,106,043	2,134,859

Derivatives held-for-trading purpose classified into financial assets or liabilities at FVTPL (Notes 7 and 20) and derivatives for hedging are stated in a separate line item of the separate statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Losses from hedged items	(47,074)	(7,636)
Gains from hedging instruments	47,198	3,901

27.	DAY 1 PROFITS AND LOSSES

Changes in deferred day 1 profits and losses are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Beginning balance	13,499	6,256
New transactions	7,607	3,373
Amounts recognized in profits and losses	(2,898)	(1,942)

Ending balance	18,208	7,687

In case some variables to measure fair values of financial instruments were not observable or available in the market, valuation techniques were utilized to determine fair value of such instruments. These financial instruments are recorded at their fair values at the time of purchase even though there were differences noted on the transaction price and fair value obtained from valuation techniques. The table above shows the differences yet to be recognized in net income.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	March 31, 2015	December 31, 2014
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,278,371 Shares	676,278,371 Shares

(2)	There is no change to be disclosed in numbers of issued shares of common stock for three months ended March 31, 2015 and 2014.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Capital in excess of par value	269,533	269,533

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owners’ equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rates (%)	March 31, 2015	December 31, 2014
Local currency	2008.06.20	2038.06.20	7.7	255,000	255,000
	2011.11.22	2041.11.22	5.9	310,000	310,000
	2012.03.08	2042.03.08	5.8	190,000	190,000
	2013.04.25	2043.04.25	4.4	500,000	500,000
	2013.11.13	2043.11.13	5.7	200,000	200,000
	2014.12.12	2044.12.12	5.2	160,000	160,000
Foreign currency	2007.05.02	2037.05.02	6.2	930,900	930,900
Issuance cost				(7,077)	(7,077)

Total				2,538,823	2,538,823

With respect to the hybrid securities issued, the contractual agreements allow the Bank to indefinitely extend the maturity date and defer the payment of interest. If the Bank makes a resolution not to pay dividends on common stock, and then, the Bank is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Accumulated other comprehensive income:
Gain on valuation of available-for-sale financial assets	353,995	282,864
Loss on foreign currency translation of foreign operations	(21,400)	(20,109)
Remeasurement of the net defined benefit liability	(173,032)	(114,043)

Sub-total	159,563	148,712

Treasury shares	(37,594)	(37,594)
Other capital adjustments	—	(806,640)

Total	121,969	(695,522)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	282,864	129,804	(35,964)	(22,709)	353,995
Gain (loss) on foreign currency translation of foreign operations	(20,109)	(1,703)	—	412	(21,400)
Remeasurement of the net defined benefit liability	(114,043)	(77,822)	—	18,833	(173,032)

Total	148,712	50,279	(35,964)	(3,464)	159,563

(*)	For the change in gain (loss) on valuation of AFS financial assets, “increase” (decrease) represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

	For the three months ended March 31, 2014
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	226,978	57,039	(50,219)	(1,651)	232,147
Gain (loss) on foreign currency translation of foreign operations	(27,578)	7,287	—	(1,763)	(22,054)
Remeasurement of the net defined benefit liability	(55,575)	(37,530)	—	9,082	(84,023)

Total	143,825	26,796	(50,219)	5,668	126,070

(*)	For the change in gain (loss) on valuation of AFS financial assets, “increase” (decrease) represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details in retained earnings are as follows (Unit: Korean Won in millions):

		March 31, 2015	December 31, 2014
Legal reserve	Legal reserve	1,528,754	1,463,754
	Other legal reserve	43,133	41,472

	Sub-total	1,571,887	1,505,226

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,249,104	8,134,544
	Regulatory reserve for credit loss	1,382,443	1,193,393
	Revaluation reserve	760,365	760,455
	Other voluntary reserve	11,700	11,700

	Sub-total	9,647,012	10,343,492

Retained earnings before appropriation		206,747	513,461

Total		11,425,646	12,362,179

i.	Legal reserve

In accordance with the Act of Banking Law, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

In 2002, the Finance Supervisory Services recommended banks in Korea to appropriate at least ten percent of net income after accumulated deficit for financial structure improvement, until simple capital ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such short fall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	The changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Beginning balance	12,362,179	12,013,433
Net income	246,551	299,180
Dividends	(336,635)	(164,000)
Dividends on hybrid securities	(39,809)	(38,166)
Appreciation of merger losses	(806,640)	—
Other	—	(1)

Ending balance	11,425,646	12,110,446

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Article 29 of the Regulation on Supervision Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Beginning	1,382,443	1,193,393
Planned reversal of regulatory reserve for credit loss	211,834	189,050

Ending	1,594,277	1,382,443

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	For the three months ended March 31
	2015	2014
Net income	246,551	299,180
Provision (reversal) of regulatory reserve for credit loss	211,834	(13,351)
Adjusted net income after the provision (reversal) of regulatory reserve	34,717	312,531
Adjusted EPS after the provision (reversal) of regulatory reserve (Unit: Korean Won)	(8)	460

33.	DIVIDENDS

At the shareholders’ meeting on March 27, 2015, dividend payment for the year ended December 31, 2014 amounting to 336,635 million Won (500 Won per share) has been approved.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Financial assets at FVTPL	5,272	6,608
AFS financial assets	69,429	75,300
HTM financial assets	105,768	97,452
Loans and receivables:
Interest on due from banks	16,839	17,536
Interest on loans	1,741,146	1,888,769
Interest of other receivables	9,408	10,425

Sub-total	1,767,393	1,916,730

Total	1,947,862	2,096,090

(2)	Interest expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Interest on deposits due to customers	726,386	838,924
Interest on borrowings	50,837	50,056
Interest on debentures	162,281	166,314
Other interest expense	29,581	31,378

Total	969,085	1,086,672

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income occurred are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Fees and commissions received (*)	186,088	186,070
Fees and commissions received for provision of guarantee	21,678	19,933
Fees and commissions received on project financing	2,027	639
Fees and commissions received on securities	15,246	15,038
Other Fees and commissions received	13,506	11,740

Total	238,545	233,420

(*)	Fees and commissions received include agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Details of fees and commissions expenses occurred are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Fees and commissions paid	23,754	22,730
Other Fees and commissions paid	23	10,418

Total	23,777	33,148

36.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Financial assets at FVTPL	597	2,621
AFS financial assets	44,612	46,016

Total	45,209	48,637

37.	GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Gains (losses) on financial assets held for trading	42,783	(19,592)
Gains (losses) of financial assets designated at FVTPL	(16,603)	18,651

Total	26,180	(941)

(2)	Details of gains or losses on financial assets held for trading are as follows (Unit: Korean Won in millions):

			For the three months ended March 31
			2015	2014
Financial Assets at FVTPL	Securities	Gain on valuation	12,733	6,594
		Gain on disposals	3,571	2,745
		Loss on valuation	(2,029)	(7,476)
		Loss on disposals	(1,582)	(12,165)

		Sub-total	12,693	(10,302)

	Other financial assets	Gain on valuation	1,591	1,515
		Gain on disposals	106	202
		Loss on valuation	(1,599)	(1,747)
		Loss on disposals	(51)	(31)

		Sub-total	47	(61)

	Total		12,740	(10,363)

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	372,914	286,610
		Loss on transactions and valuation	(399,474)	(296,840)

		Sub-total	(26,560)	(10,230)

	Currencies derivatives	Gain on transactions and valuation	663,724	454,540
		Loss on transactions and valuation	(615,238)	(456,919)

		Sub-total	48,486	(2,379)

	Equity derivatives	Gain on transactions and valuation	14,117	30,809
		Loss on transactions and valuation	(6,454)	(27,504)

		Sub-total	7,663	3,305

	Other derivatives	Gain on transactions and valuation	11,109	6,426
		Loss on transactions and valuation	(10,655)	(6,351)

		Sub-total	454	75

	Total		30,043	(9,229)

Total			42,783	(19,592)

(3)	Details of gains or losses of financial instrument at FVTPL are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Gain (loss) on compound financial instruments:
Gain (loss) on disposals of compound financial instruments	(530)	7,259
Gain (loss) on valuation of compound financial instruments	(15,293)	2,822

Sub-total	(15,823)	10,081

Gain (loss) on other financial instruments:
Gain (loss) on valuation of other financial instruments	(780)	8,570

Total	(16,603)	18,651

38.	GAINS OR LOSSES ON AFS FINANCIAL ASSETS

Details of gains or losses on AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Gain on transactions of securities:	17,675	46,064
Impairment loss:	(49,181)	(96,535)

Total	(31,506)	(50,471)

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitments recognized for credit loss are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Impairment losses due to credit loss	(230,892)	(110,212)
Reversal of provision on (provision provided) guarantee	(40,018)	67,465
Reversal of provision on loan commitment	3,302	7,340

Total	(267,608)	(35,407)

40.	OTHER NET OPERATING INCOMES (EXPENSES)

(1)	Details of general and administrative expenses are as follows (Unit: Korean Won in millions):

			For the three months ended March 31
			2015	2014
Salaries	Short-term employee benefits	Salaries	268,373	246,296
		Employee benefits	80,279	72,790
	Retirement benefit service costs		31,110	27,007

	Sub-total		379,762	346,093

Depreciation and amortization			40,316	32,065
Other general and administrative expenses	Rent		56,896	55,272
	Taxes and public dues		23,619	24,485
	Service charges		48,520	37,643
	Computer related expenses		61,020	60,461
	Telephone and communication expenses		7,548	6,573
	Operating promotion expenses		10,290	10,113
	Advertising expenses		6,858	5,775
	Printings		2,244	1,987
	Traveling expenses		1,781	1,396
	Supplies		1,132	1,363
	Insurance premium		1,070	979
	Reimbursement		2,206	956
	Maintenance		3,203	3,052
	Water, light and heating		4,368	4,527
	Vehicle maintenance		1,937	2,185
	Others		4,707	1,330

	Sub-total		237,399	218,097

Total			657,477	596,255

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Gain on transactions of foreign exchange	443,088	376,031
Gain on disposals of loans	34,725	26,269
Gain on derivatives	51,733	14,290
Gain on fair value hedging derivatives	5,051	8,444
Others (*)	28,416	7,824

	563,013	432,858

(*)	Other income includes such incomes amounting to 27,819 million Won and 7,746 million Won for the three months ended March 31, 2015 and 2014, respectively, that the Bank recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Loss on transactions of foreign exchange	427,090	365,506
KDIC Deposit insurance premium	64,373	61,150
Contribution to miscellaneous funds	83,948	81,900
Losses on disposals of loans and receivables	13	18
Losses related to derivatives	4,535	10,389
Loss on fair value hedged items	52,125	16,080
Others (*)	48,645	51,778

	680,729	586,821

(*)	Other expense includes such expenses amounting to 49,379 million Won for the three months ended March 31, 2014 that the Bank recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOMES (EXPENSES)

(1)	Details of gain or loss on valuation of investments in subsidiaries and associates are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Impairment loss	(21,020)	(69,307)

(2)	Details of other non-operating income (expenses) recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Other non-operating income	170,200	30,391
Other non-operating expenses	(25,059)	(31,427)

Total	145,141	(1,036)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Rental fee income	3,736	4,069
Dividends from investments in subsidiaries and associates	17,573	8,743
Gain on disposal of premises and equipment intangible assets and investment properties	99	108
Reversal of impairment of premises and equipment intangible assets and investment properties	302	—
Others(*)	148,490	17,471

Total	170,200	30,391

(*)	Other income includes such incomes amounting to 132,784 million Won for the three months ended March 31, 2015 that the Bank received in accordance with the final irrevocable judgment for the payment of commitment. (Note 44)

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Depreciation of investment properties	927	848
Interest expenses of rent leasehold deposits	206	411
Loss on disposals of premises and equipment intangible assets and investment properties	571	4
Impairment loss on premises and equipment intangible assets and investment properties	65	—
Donation	10,546	23,692
Others	12,744	6,472

Total	25,059	31,427

42.	INCOME TAX EXPENSE

(1)	Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Current tax expense
Current tax expense in respect of the current year	36,384	122,554
Adjustments recognized in the current period in relation to the current tax of prior periods	(809)	(4,506)

Sub-total	35,575	118,048

Deferred tax expense
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	36,086	(71,949)
Deferred tax charged directly to equity	(3,464)	5,668

Sub-total	32,622	(66,281)

Income tax expense	68,197	51,767

(2)	Income tax expense can be reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Net income before income tax expense	314,748	350,947
Tax calculated at statutory tax rate (*)	75,707	84,467
Adjustments
Effect of income that is exempt from taxation	(10,948)	(9,675)
Effect of expenses that are not deductible in determining taxable profit	2,437	2,267
Effect of consolidated tax return	—	(23,041)
Adjustments recognized in the current period in relation to the current tax of prior periods	(809)	(4,506)
Others	1,810	2,255

Sub-total	(7,510)	(32,700)

Income tax expense	68,197	51,767

Effective tax rate	21.7%	14.8%

(*)	The corporate tax rate is 11 % up to 200 million Won, 22 % over 200 million Won to 20 billion Won and 24.2 % over 20 billion Won.

(3)	Details of deferred tax relating to items that are recognized directly in equity are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Loss on valuation of AFS securities	(113,017)	(90,308)
Foreign currency translation of foreign operations	6,832	6,420
Remeasurement of the net defined benefit liability	55,242	36,409

	(50,943)	(47,479)

43.	EARNINGS PER SHARE (“EPS”)

(1)	Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	For the three months ended March 31
	2015	2014
Net income attributable to common shareholders	246,551	299,180
Dividends to hybrid securities	(39,809)	(38,166)
Net income attributable to common shareholders	206,742	261,014
Weighted average number of common shares outstanding	673 shares in million	597 shares in million
Basic Earnings Per Share (Unit: Korean Won)	307	437

(2)	Diluted EPS equals to basic EPS for there is no dilution effect for the three months ended March 31, 2015 and 2014.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees which the Bank has provided to others are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Confirmed guarantees:
Guarantees for loans	109,212	109,213
Acceptances	508,119	594,837
Guarantees in acceptances of imported goods	123,430	126,279
Other confirmed guarantees	8,206,625	8,155,752

Total	8,947,386	8,986,081

Unconfirmed guarantees:
Local letters of credit	468,446	575,919
Letters of credit	3,951,789	4,343,689
Other unconfirmed guarantees	1,368,837	1,559,938

Total	5,789,072	6,479,546

Commercial paper purchase commitments and others	2,412,165	2,519,640

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Loan commitments	65,764,845	65,854,389
Other commitments	2,049,569	2,006,976

(3)	Litigation case

a)	The Bank has filed and faced lawsuits as follows (Unit: Korean Won in millions):

	March 31, 2015
	As plaintiff	As defendant
Number of cases	77 case	235 case
Amount of litigation	233,761	295,230
Provisions for litigations		17,442

	December 31, 2014
	As plaintiff	As defendant
Number of cases	86 case	257 case
Amount of litigation	817,094	290,778
Provisions for litigations		15,096

b)	The Bank, along with other 13 financial institutions including Seoul Guarantee Insurance, has filed a lawsuit against Samsung Group and its associates as defendant in respect of the claim of return of guaranteed fund which was related to the filing of court administration of Renault Samsung Motors. In regard to the lawsuit, on January 29, 2015, the supreme court of Korea made final judgment that the plaintiff should pay the guaranteed fund to the Bank and other financial institutions. The amount that the Bank is to be paid, 132,784 million Won, shall be recognized as gain in the year ended at December 31, 2015, in accordance with K-IFRS 1037 Provisions, Contingent liabilities and Contingent assets.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Bank, assets and liabilities recognized and major transactions with related parties during the current and prior period are as follows:

(1)	The related parties of the Bank as of March 31, 2015 are as follows:

Related parties
Ultimate controlling party (Government related entity)	KDIC

Joint ventures	Woori Renaissance Holdings

Subsidiaries

Woori Credit Information Co., Ltd., Woori America Bank, Woori Global Market Asia Ltd.,

Woori Bank China Limited, Zao Woori Bank, PT Bank Woori Saudara Indonesia 1906 Tbk (*),

Woori Brazil Bank, Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd.,

Woori Finance Cambodia, Woori FIS Co., Ltd., Woori Card Co., Ltd., Woori Private Equity Co., Ltd., Woori Finance Research Institute, Woori Investment Bank, Woori Private Equity Fund, Woori EL Co., Ltd., Woori Bank Principal and Interest Guaranteed Trust,

Woori Bank Principal Guaranteed Trust, Kumho Trust 1st Co., Ltd. and 14 SPCs,

Kiwoom Partner Plus 4th and 38 Beneficiary Certificates

Associates

Woori Blackstone Korea Opportunity Private Equity Fund 1, Korea Credit Bureau Co., Ltd.,

Phoenix Digital Tech Co., Ltd., Korea Finance Security Co., Ltd.,

Woori Service Networks Co., Ltd., Kumho Tires Co., Ltd.,

United PF 1st Corporate financial stability, Chin Hung International Inc.,

Poonglim Industrial Co., Ltd., Ansang Tech Co., Ltd.,

Hana Engineering & Construction Co., Ltd., STX Engine Co., Ltd.,

Samho International Co., Ltd., Force TEC Co., Ltd.,

Woori Columbus 1st Private Equity Fund, STX Corporation, Osung LST Co., Ltd.

(*)	During the year ended December 31, 2014, Indonesia Woori Bank, which was a consolidated subsidiary of the Bank, merged with Saudara Bank, and the bank changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	March 31, 2015	December 31, 2014
Ultimate controlling party (Government related entity)	KDIC	Other assets	671,169	691,101
		Deposits	1,027,537	1,157,232
		Other liabilities	7,611	12,360
Subsidiaries	Structured entities	Loans	119,600	119,600
		Provision for credit loss	(43,318)	(44,083)
		Other assets	20,859	—
		Deposits	652	1,952
	Woori Bank China Limited	Due from banks	6,917	6,354
		Loans	240,915	250,294
		Provision for credit loss	(223)	(252)
		Other assets	383	1,652
		Other liabilities	—	1,208
		Deposits	13,984	—
	Zao Woori Bank	Due from banks	83,681	59,597
		Loans	63,813	76,009
		Provision for credit loss	(64)	(76)
		Other assets	65	109

Related party		A title of account	March 31, 2015	December 31, 2014
	Woori Global Market Asia Ltd.	Loans	140,382	108,861
		Provision for credit loss	(105)	(113)
		Other assets	—	60
		Deposits	1,204	3,826
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	Due from banks	4,350	4,862
		Loans	55,250	—
		Provision for credit loss	(55)	—
		Deposits	34	68
	Woori Credit Information Co., Ltd.	Other assets	2,016	—
		Deposits	18,770	18,597
		Other liabilities	10,573	10,251
	Woori America Bank	Due from banks	2,321	4,782
	Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other assets	6,356	3,949
		Other liabilities	46,176	61,098
	Beneficiary Certificates	Other assets	25	—
	Woori Fund Service Co., Ltd.	Deposits	1,967	2,396
		Other liabilities	812	19
	Korea BTL Infrastructure Fund	Other assets	7	8
	Woori Private Equity Fund	Other assets	2	4
		Deposits	827	853
	Woori EL Co., Ltd.	Deposits	24	24
	Woori Finance Cambodia	Loans	7,735	6,595
		Provision for credit loss	(36)	(36)
	Woori FIS Co., Ltd.	Other assets	109	—
		Deposits	45,411	31,486
		Other liabilities	16,887	18,719
	Woori Private Equity Co., Ltd.	Loans	—	5
		Deposits	20,750	11,913
		Other liabilities	84	31
	Woori Finance Research Institute	Deposits	3,363	1,987
		Other liabilities	591	1,848
	Woori card Co., Ltd.	Other assets	12,424	8,221
		Deposits	47,139	43,520
		Other liabilities	11,485	11,654
	Woori Investment Bank	Other assets	9,964	25,299
		Deposits	4,732	4,369
		Other liabilities	12,342	25,415
Associates	Kumho Tires Co., Ltd.	Loans	312,176	334,301
		Provision for credit loss	(2,779)	(2,962)
		Deposits	51,786	80,978
		Other liabilities	60	85

Related party		A title of account	March 31, 2015	December 31, 2014
	Korea Credit Bureau Co., Ltd.	Deposits	4,005	3,215
		Other liabilities	33	19
	Korea Finance Security Co., Ltd.	Deposits	2,177	2,738
		Other liabilities	21	10
Associates	Woori Service Networks Co., Ltd.	Deposits	3,213	3,169
		Other liabilities	361	84
	United PF 1st Corporate financial stability	Deposits	25	30
	Chin Hung International Inc.	Loans	5,366	42,764
		Provision for credit loss	(4,451)	(12,274)
		Deposits	2,402	7,615
		Other liabilities	21	11
	Poonglim Industrial Co., Ltd.	Loans	16,376	24,999
		Provision for credit loss	(887)	(3,123)
		Other assets	1	1
		Deposits	16,699	20,878
		Other liabilities	3	12
	Phoenix Digital Tech Co., Ltd.	Loans	3,199	3,764
		Provision for credit loss	(97)	(109)
		Deposits	4,765	306
		Other liabilities	6	6
	Ansang Tech Co., Ltd.	Loans	38	38
		Provision for credit loss	(38)	(38)
	Samho International Co., Ltd.	Loans	44,495	42,665
		Provision for credit loss	(9,311)	(8,774)
		Deposits	106,020	132,190
		Other liabilities	173	169
	Force TEC Co., Ltd.	Loans	22,380	24,230
		Provision for credit loss	(1,365)	(1,548)
		Deposits	154	139
	Hana Engineering & Construction Co., Ltd.	Loans	169	169
		Provision for credit loss	(169)	(169)
		Deposits	43	49
	STX Engine Co., Ltd.	Loans	122,957	163,254
		Provision for credit loss	(22,047)	(24,724)
		Other assets	1	27
		Deposits	23,849	3,701
		Other liabilities	19	53
	STX Corporation	Loans	147,311	182,195
		Provision for credit loss	(24,861)	(23,442)
		Deposits	12,260	25,823
		Other liabilities	19	18
	Osung LST Co., Ltd.	Loans	5,639	5,639
		Provision for credit loss	(489)	(561)
		Deposits	3,351	5,133
		Other liabilities	17	14

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the three months ended March 31
Related party		A title of account	2015	2014
Ultimate controlling party (Government related entity)	KDIC	Interest income	5,876	7,083
		Interest expenses	5,701	2,843
		Reversal of provision for credit loss	—	(58)
Subsidiaries	Structured entities	Fees income	2,555	1,090
		Interest expenses	—	3
		Impairment losses due to credit loss (Reversal of provision for credit loss)	(766)	856
	Woori Credit Information Co., Ltd.	Dividends	2,016	1,008
		Other income	100	106
		Interest expenses	90	81
		Fees expenses	2,925	1,662
	Korea BTL Infrastructure Fund	Dividends	7,401	7,668
		Fees income	16	—
	Woori Bank China Limited	Interest income	688	574
		Impairment losses due to credit loss (Reversal of provision for credit loss)	(29)	51
	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	3	—
		Fees expenses	12	—
		Impairment losses due to credit loss (Reversal of provision for credit loss)	55	(45)
	Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other income	2,406	1,775
		Interest expenses	232	501
		Other expenses	5	2
	Zao Woori Bank	Interest income	152	175
		Reversal of provision for credit loss	(12)	—
	Woori Global Markets Asia Ltd.	Interest income	396	210
		Interest expenses	1	—
		Impairment losses due to credit loss (Reversal of provision for credit loss)	(8)	46
	Woori Fund Service Co., Ltd.	Fees income	1	1
		Other income	6	—
		Interest expenses	11	6
	Woori Private Equity Fund	Fees income	2	2
		Interest expenses	3	14
	Woori Finance Cambodia	Interest income	20	—
	Woori FIS Co., Ltd.	Other income	1,775	1,868
		Fees expenses	—	3,840
		Other expenses	59,467	58,147
	Woori Private Equity Co., Ltd.	Interest expenses	59	42

			For the three months ended March 31
Related party		A title of account	2015	2014
Subsidiaries	Woori Finance Research Institute	Other income	72	—
		Interest expenses	11	12
		Fees expenses	1,075	—
	Woori card	Fees income	29,935	30,683
		Other income	205	243
		Interest expenses	26	37
		Other expenses	—	234
	Woori Investment Bank	Interest income	—	6
		Fees income	1	—
		Other income	573	—
		Interest expenses	8	27
		Other expenses	455	—
Associates	Kumho Tires Co., Ltd.	Interest income	664	320
		Fees income	8	5
		Other income	—	44,412
		Interest expenses	64	51
		Impairment losses due to credit loss (Reversal of provision for credit loss)	(183)	639
	Korea Finance Security Co., Ltd.	Dividends	55	55
		Interest expenses	11	15
	Korea Credit Bureau Co., Ltd.	Interest expenses	15	20
	Woori Service Networks Co., Ltd.	Dividends	12	12
		Other income	7	7
		Interest expenses	21	20
	Woori Blackstone Korea Opportunity Private Equity Fund 1st	Dividends	8,089	—
	Chin Hung International Inc.	Interest income	379	423
		Fees income	1	1
		Interest expenses	10	5
		Reversal of provision for credit loss	(325)	(6,861)
	Poonglim Industrial Co., Ltd.	Interest expenses	4	9
		Impairment losses due to credit loss (Reversal of provision for credit loss)	(2,236)	29
	Phoenix Digital Tech Co., Ltd.	Interest income	53	4
		Interest expenses	2	4
		Reversal of provision for credit loss	(12)	(3)
	Samho International Co., Ltd.	Interest income	225	163
		Fees income	5	3
		Interest expenses	315	266
		Impairment losses due to credit loss	537	73

			For the three months ended March 31
Related party		A title of account	2015	2014
Associates	Force TEC Co., Ltd.	Interest income	62	419
		Impairment losses due to credit loss (Reversal of provision for credit loss)	(182)	2,041
	STX Engine Co., Ltd.	Interest income	535	713
		Fees income	45	23
		Interest expenses	12	8
		Impairment losses due to credit loss	611	1,989
	STX Corporation	Interest income	450	587
		Interest expenses	1	—
		Impairment losses due to credit loss (Reversal of provision for credit loss)	1,420	(213,910)
	Osung LST Co., Ltd.	Interest income	56	73
		Interest expenses	7	9
		Reversal of provision for credit loss	(72)	(7,474)

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	March 31, 2015	December 31, 2014
KDIC	Loan commitment	1,500,000	1,500,000
Woori America Bank	Confirmed guarantees in foreign currencies	928	923
P.T. Bank Woori Indonesia	Confirmed guarantees in foreign currencies	82,327	86,858
Woori Global Market Asia Ltd.	Confirmed guarantees in foreign currencies	17,680	15,759
Woori Bank China Limited	Confirmed guarantees in foreign currencies	83,309	68,085
Zao Woori Bank	Confirmed guarantees in foreign currencies	53,378	51,200

Woori Brazil Bank	Confirmed guarantees in foreign currencies	1,497	—
Woori Finance Cambodia	Loan commitment	3,315	4,397
Korea BTL Infrastructure Fund	Securities purchase contract	483,919	500,424
Structured entities	Loan commitment in local currency	297,400	305,800
Woori Card Co., Ltd.	Loan commitment	500,000	500,000
Woori Investment Bank	Loan commitment	50,000	50,000
Kumho Tires Co., Ltd.	Import credit in foreign currencies	29,098	18,110
	Loan commitment	100,816	87,785
ChinHung International Inc.	Loan commitment	40,630	40,630
Phoenix Digital Tech Co., Ltd.	Loan commitment	481	238
STX Engine Co., Ltd.	Import credit in foreign currencies	72,098	81,431
	Loan commitment	6,296	4,193
Samho International Co., Ltd.	Import credit in foreign currencies	1,887	2,360
	Loan commitment	30,575	25,885
Force TEC Co., Ltd.	Loan commitment	6,731	5,893
STX Corporation	Import credit in foreign currencies	21,557	30,062
	Loan commitment	11,810	13,009

(*)	For the guarantee provided to the related parties, the Bank recognized provisions for guarantees amounting to 24,441 million Won and 21,923 million Won, respectively, as of March 31, 2015 and December 31, 2014.

(5)	Details of compensation to key management are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014 (*)
Salaries	1,689	1,537
Severance and retirement benefits	116	48

Total	1,805	1,585

(*)	As the scope of the compensation for key management disclosure has changed, the comparative amounts are restated.

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 1,265 million Won and 1,725 million Won, respectively, and with respect to the assets, the Bank has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	March 31, 2015	December 31, 2014	For the three months ended March 31, 2015	For the three months ended March 31, 2014
Trust accounts	33,034,527	31,225,968	278,795	195,331

(2)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

1)	Receivables/Payables

	March 31, 2015	December 31, 2014
Receivables
Trust fees receivables	21,791	17,956
Payables
Borrowings from trust accounts	4,224,076	2,949,097

2)	Revenue/Expense

	For the three months ended March 31, 2015	For the three months ended March 31, 2014
Revenue
Trust fees	11,508	9,863
Expense
Interest expenses on borrowings from trust accounts	16,288	21,358

(3)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Principal guaranteed trusts
Old-age pension trusts	5,603	5,619
Personal pension trusts	523,844	528,680
Pension trusts	653,629	640,275
Retirement trusts	71,466	75,847
New personal pension trusts	8,783	8,897
New old-age pension trusts	3,611	3,859

Sub-total	1,266,936	1,263,177

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	857	857

Sub-total	876	876

Total	1,267,812	1,264,053

2)	The amounts that the Bank has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Liabilities for the account (subsidy for trust account adjustment)	5	15

47.	BUSINESS COMBINATION

On November 1, 2014, the Bank (acquirer) merged with Woori Finance Holdings (acquiree) based on the resolution of the board of directors on July 28, 2014, and the Bank became the existing entity and Woori Finance Holdings was dissolved. The merger ratio was 1:1.0000000, and the shareholders of Woori Finance Holdings received one common share of the Bank per one common share of the company as compensation.

Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares.

Since the merger meets the definition of ‘business combination under common control’, the Bank recognized the transferred assets and liabilities of Woori Finance Holdings at the book values as previously recognized on the consolidated financial statements, and no goodwill.

Details of the merger are described as follows:

Type	Merger
Companies involved in merger	Woori Bank (existing entity)
Woori Finance Holdings Co., Ltd. (non-existing entity)
New shares acquired due to merger	676,278,371 shares of common stock
Schedule	Date of merger:	November 1, 2014
	Date of registration of merger:	November 3, 2014
	Date for distribution of stocks :	November 18, 2014
	Date for listing of stocks :	November 19, 2014

As of the merger date, the book values of assets and liabilities of Woori Finance Holdings are as follows (Unit: Korean Won in millions):

November 1, 2014
Assets:
Cash and cash equivalents	1,361,237
Loans and receivables	181,325
Investments in subsidiaries and associates	13,831,963
Premises and equipment	187
Intangible assets and goodwill	44
Deferred tax assets	1,909
Other assets	709

Total	15,377,374

Liabilities:
Deposits due to customers	3,265,646
Provision for retirement	879
Other financial liabilities	27,344
Other liabilities	144

Total	3,294,013

Net-asset	12,083,361

The statement of financial position of the Bank and Woori Finance Holdings before the merger, the accounting treatments for the acquisition, and the statements of financial position of the Bank after the merger as of November 1, 2014 are as follows (Unit: Korean Won in millions):

	Woori Bank (Before merger)	Woori Finance Holdings (Book Value)	Acquisition journal	Woori Bank (After merger)
Total assets	250,109,405	15,377,374	(13,875,071)	251,611,708
Total liabilities	231,762,948	3,294,013	(1,379,311)	233,677,650
Capital stock	2,983,452	3,381,392	(2,983,452)	3,381,392
Hybrid securities	1,880,798	498,407	—	2,379,205
Capital surplus	732,537	91,478	(554,483)	269,532
Other equity	156,225	(1,522,950)	677,209	(689,516)
Retained earnings	12,593,445	9,635,034	(9,635,034)	12,593,445
Total equity	18,346,457	12,083,361	(12,495,760)	17,934,058